      As filed with the Securities and Exchange Commission on May 25, 1994

                                                       Registration No. 33-52831
- - - --------------------------------------------------------------------------------
- - - --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4
                                       TO
                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

           PROTECTIVE LIFE
             CORPORATION                            PLC CAPITAL L.L.C.
(Exact name of registrant as specified    (Exact name of registrant as specified
           in its charter)                           in its charter)
               DELAWARE                                  DELAWARE
   (State or other jurisdiction of           (State or other jurisdiction of
    incorporation or organization)            incorporation or organization)
              95-2492236                                63-1114346
 (I.R.S. Employer Identification No.)      (I.R.S. Employer Identification No.)

                           C/O DEBORAH J. LONG, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                          PROTECTIVE LIFE CORPORATION
                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223
                                 (205) 879-9230
       (Address, including zip code and telephone number, including area code, of registrants' principal executive offices and agent for service)

                         ------------------------------

                                   COPIES TO:

        MICHAEL W. BLAIR, ESQ.                   ALAN J. SINSHEIMER, ESQ.
         DEBEVOISE & PLIMPTON                      SULLIVAN & CROMWELL
           875 THIRD AVENUE                          125 BROAD STREET
       NEW YORK, NEW YORK 10022                  NEW YORK, NEW YORK 10004

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as determined by market conditions, after the effective date of this registration statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/
                            ------------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- - - --------------------------------------------------------------------------------
- - - --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 25, 1994

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED MAY [  ], 1994


                         2,200,000 PREFERRED SECURITIES

                               PLC CAPITAL L.L.C.

       % CUMULATIVE MONTHLY INCOME PREFERRED SECURITIES, SERIES A ("MIPS"*)
          (LIQUIDATION PREFERENCE $25 PER SERIES A PREFERRED SECURITY)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
                          PROTECTIVE LIFE CORPORATION
                                   ---------

    The % Cumulative Monthly Income Preferred Securities, Series A (the "Series A Preferred Securities"), representing preferred limited liability company interests offered hereby are being issued by PLC Capital L.L.C. ("PLC Capital"), a Delaware limited liability company formed by Protective Life Corporation, a Delaware corporation ("Protective Life"), solely to issue securities and loan the proceeds thereof to Protective Life. Accordingly, the proceeds from the sale of Series A Preferred Securities will be loaned by PLC Capital to Protective Life in exchange for % subordinated debentures of Protective Life (the "Series A Subordinated Debentures") having the terms described herein, and payments on the Series A Preferred Securities will be completely dependent on payments by Protective Life on the Series A Subordinated Debentures. See "Terms of the Series A Preferred Securities" and "Description of Series A Subordinated Debentures".

    Holders of the Series A Preferred Securities will be entitled to receive, in preference to holders of Common Securities (as defined herein), cumulative cash distributions ("dividends"), at an annual rate of % of the liquidation preference of $25 per Series A Preferred Security, accruing from the date of original issuance and payable monthly in arrears on the last day of each calendar month, commencing May , 1994. No dividends received by a holder of Series A Preferred Securities will be eligible for the dividends received deduction for U.S. federal income tax purposes. The payment of dividends (but only if and to the extent declared out of moneys held by PLC Capital and legally available therefor and not otherwise) and payments on liquidation (but only to the extent of the remaining assets of PLC Capital and not otherwise) or redemption with respect to the Series A Preferred Securities are guaranteed for as long as the Series A Preferred Securities are outstanding by a subordinated guarantee (the "Guarantee") of Protective Life to the extent described herein. See "Description of the Guarantee".

    As of April 30, 1994, Protective Life had approximately $146 million of outstanding consolidated indebtedness, all of which would rank senior to the Series A Subordinated Debentures and the Guarantee.

    The Series A Preferred Securities are redeemable, at the option of PLC Capital, in whole or in part, at any time on or after May , 1999 and will be redeemed, under certain circumstances, from the proceeds of any cash repayment or permitted prepayment by Protective Life of the Series A Subordinated
Debentures, in each case at a cash redemption price of $25 per Series A Preferred Security, plus accumulated and unpaid dividends (whether or not declared) to the redemption date (the "Redemption Price"). In addition, at the option of PLC Capital, following the occurrence of an Investment Company Act Event or a Tax Event (each as defined herein), the Series A Preferred Securities are redeemable, in whole but not in part, for cash at the Redemption Price or exchangeable, in whole but not in part, for the Series A Subordinated Debentures of Protective Life referred to above having an aggregate principal amount and accrued and unpaid interest equal to the Redemption Price. If the Series A Preferred Securities are exchanged for Series A Subordinated Debentures, Protective Life has agreed to use its best efforts to have the Series A Subordinated Debentures listed on the same exchange, if any, on which the Series A Preferred Securities are listed. See "Terms of the Series A Preferred Securities -- Redemption".

    In the event of the liquidation of PLC Capital, holders of Series A Preferred Securities will be entitled to receive for each Series A Preferred Security a liquidation preference of $25 plus accumulated and unpaid dividends (whether or not declared) to the date of payment before any liquidation payments are made in respect of Common Securities. See "Terms of the Series A Preferred Securities -- Liquidation Distribution".
                              --------------------

    SEE "CERTAIN INVESTMENT CONSIDERATIONS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SERIES A PREFERRED SECURITIES OFFERED HEREBY, INCLUDING THE PERIOD AND CIRCUMSTANCES DURING AND UNDER WHICH PAYMENTS ON THE SERIES A PREFERRED SECURITIES AND SERIES A SUBORDINATED DEBENTURES MAY BE DEFERRED AND RELATED FEDERAL INCOME TAX CONSEQUENCES.
                              --------------------


    The Series A Preferred Securities have been approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance.

                              --------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY  STATE SECURITIES COMMISSION PASSED UPON  THE
   ACCURACY  OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
     WHICH IT RELATES.            ANY REPRESENTATION TO THE CONTRARY IS  A
                               CRIMINAL OFFENSE.
                                 --------------


                                                              INITIAL PUBLIC          UNDERWRITING          PROCEEDS TO PLC
                                                              OFFERING PRICE         COMMISSIONS(1)          CAPITAL(2)(3)
                                                           ---------------------  ---------------------  ---------------------
Per Series A Preferred Security..........................         $25.00                   (2)                  $25.00
Total....................................................       $55,000,000                (2)                $55,000,000

- - - --------------------
(1) Protective Life and PLC Capital have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Protective Life has agreed to pay to the Underwriters, as compensation for their services, a commission of $ per Series A Preferred Security (or $ in the aggregate), except that such compensation will be $ per Series A Preferred Security sold to certain institutions, thus reducing the aggregate compensation specified above. See "Underwriting."
(3)   Expenses of the offering, estimated at $, are payable by Protective Life.


                              --------------------

    The Series A Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of certificates for the Series A Preferred Securities will be made only in book-entry form through the facilities of The Depository
Trust Company on or about May   , 1994.
- - - --------------------
*An application has been filed  by Goldman, Sachs &  Co. with the United  States
 Patent and Trademark Office for the registration of the MIPS servicemark.

GOLDMAN, SACHS & CO.
          DEAN WITTER REYNOLDS INC.
                            KIDDER, PEABODY & CO.
                                    INCORPORATED
                                             THE ROBINSON-HUMPHREY COMPANY, INC.
                                  -----------

            The date of this Prospectus Supplement is May   , 1994.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                 --------------

    FOR NORTH CAROLINA PURCHASERS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

                                 --------------

                               PLC CAPITAL L.L.C.

    PLC Capital is a limited liability company formed under the laws of the State of Delaware. Protective Life owns, directly and indirectly, all the outstanding common limited liability company interests ("Common Securities") of PLC Capital, which Common Securities are nontransferable. PLC Capital was formed by Protective Life and a wholly-owned subsidiary solely to issue preferred or preference limited liability company interests ("Preferred Securities") and Common Securities (collectively, the "Membership Securities") and to lend the proceeds thereof to Protective Life in exchange for subordinated debentures ("Subordinated Debentures"). Interest and principal on Subordinated Debentures are intended to fund the payment of dividends and redemption and liquidation distributions on the Membership Securities. Accordingly, PLC Capital's sole source of cash flow is Protective Life, and PLC Capital's ability to make dividend and other payments in respect of the Series A Preferred Securities will be dependent on interest and principal payments by Protective Life on the Series A Subordinated Debentures. See "Protective Life Corporation". PLC Capital will be managed by Protective Life, in its capacity as a holder of Common Securities (in such capacity, the "Managing Member"). PLC Capital's principal executive offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223 (Telephone: (205) 879-9230).


    PLC Capital is a legal entity under the laws of the State of Delaware and is distinct from its owners, who are known as "members". A Delaware limited liability company provides limited liability to its members in a manner similar to that provided to stockholders of a Delaware corporation. Therefore, unless expressly provided in a limited liability company agreement or otherwise agreed, under Delaware law no general liability exists for members or managers of a limited liability company. The Amended and Restated Limited Liability Company Agreement of PLC Capital (the "L.L.C. Agreement") provides that Protective Life will have general liability for the debts and obligations of PLC Capital (including tax obligations, but excluding obligations in respect of Series A Preferred Securities) in the same manner as a general partner of a Delaware limited partnership. Under Delaware law, members who hold Series A Preferred Securities (other than Protective Life) will not be liable for the debts, obligations and liabilities of PLC Capital, whether arising in contract, tort or otherwise, solely by reason of being a member of PLC Capital (subject to any obligation such members may have to repay any funds that may have been wrongfully distributed to them).


                          PROTECTIVE LIFE CORPORATION

    Protective Life, a Delaware corporation incorporated in 1981, is an insurance holding company that owns a group of life insurance companies that provide financial services through the production, distribution and administration of insurance and investment products. Protective Life Insurance Company ("Protective Life Insurance"), founded in 1907, is Protective Life's principal operating subsidiary. Protective Life Insurance has five marketing divisions: Agency, Group, Guaranteed Investment Contracts, Financial Institutions, and Investment Products. Protective Life Insurance has two additional business segments: Acquisitions and Corporate and Other. Unless the context otherwise requires, as used in this section "Protective Life" refers to the consolidated group of Protective Life Corporation and its subsidiaries. Protective Life's principal executive offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223 (Telephone: (205) 879-9230).


    During 1993, Protective Life reported revenues of $760 million and net income of $57 million. During the three months ended March 31, 1994, Protective Life reported revenues of $196 million and net income of $17 million. At March 31, 1994, Protective Life had total assets of $5.4 billion, stockholders' equity of $319 million and life insurance in force of $43.3 billion. Protective Life's insurance subsidiaries generated approximately 94% of its revenues in 1993 and 98% of its revenues for the three months ended March 31, 1994. Protective Life Insurance is currently rated A+ (Superior) by A.M. Best Company, Inc. ("A.M. Best"). A.M. Best, an independent insurance industry rating organization, assigns fifteen letter ratings to insurance companies, ranging from "A++ (Superior)" to "C-(Fair)." A.M. Best's ratings are based on factors of relevance primarily to policyholders and are not directed to the protection of investors, such as holders of the Series A Preferred Securities. Such ratings do not apply to the Series A Preferred Securities offered hereby.

AGENCY DIVISION

    Since 1983, the Agency Division has utilized a distribution system based on experienced independent personal producing general agents who are recruited by regional sales managers. At December 31, 1993, there were 26 regional sales managers located throughout the United States and approximately 12,850 independent personal producing general agents, brokers, and other agents under contract. In 1993 the Division began distributing certain insurance products through securities broker-dealers.

    Current marketing efforts in the Agency Division are directed toward universal life products and products designed to compete in the term marketplace. Protective Life currently emphasizes back-end loaded universal life policies which reward the continuing policyholder and which are designed to maintain the persistency of its universal life business. The products designed to compete in the term marketplace are term-like policies with guaranteed level premiums for the first 15 years which provide a competitive net cost to the insured.

GROUP DIVISION

    Protective Life markets its group insurance products primarily in the southeastern and southwestern United States using the services of brokers who specialize in group products. Sales offices in Alabama, Florida, Georgia, Illinois, Missouri, North Carolina, Ohio, Oklahoma, Tennessee and Texas are maintained to serve these brokers. The Group Division offers substantially all forms of group insurance customary in the industry, making available complete packages of life and accident and health insurance to employers. The life and accident and health insurance packages include hospital and medical coverages as well as dental and disability coverages. To address rising health care costs, the Group Division provides cost containment services such as utilization review and catastrophic case management. Group policies are directed primarily at employers and associations with between 25 and 1,000 employees.

    The group accident and health insurance business is generally considered to be cyclical. Profits rise or fall as competitive forces allow or prevent rate increases to keep pace with changes in group health medical costs. Protective Life is placing marketing emphasis on other specialty health insurance products which are less affected by medical cost inflation, including dental insurance policies, hospital indemnity policies and individual cancer insurance policies. Sales of both the cancer and the dental products have expanded rapidly and now represent a substantial portion of the Group Division's premiums and operating income. It is anticipated that a significant part of the growth in Protective Life's health insurance premium income in the next several years will be from such specialty products.

    In October 1993, the Clinton Administration submitted to Congress draft legislation proposing major reform of the nation's basic health care system. While it is impossible to predict the specifics of any reforms that may emerge from the legislative process, because of Protective Life's increasing focus on specialty health products such as dental and cancer coverage, Protective Life does not believe that such basic health care legislation will have a material adverse effect on its business.

FINANCIAL INSTITUTIONS DIVISION

    The Financial Institutions Division specializes in marketing insurance products through commercial banks, savings and loan associations, and mortgage bankers. It markets an array of life and health products designed to repay consumer and mortgage loans upon the occurrence of certain covered events. The majority of these policies cover consumer and mortgage loans made by financial institutions located primarily in the southeastern United States. The Financial Institutions Division also markets life and health products through the consumer finance industry and through automobile dealerships. The Division markets
through  both  employee  field   representatives  and  brokers.  The   Financial
Institutions Division also offers certain products through direct mail solicitation to customers of financial institutions.

INVESTMENT PRODUCTS DIVISION
    The Investment Products Division manufactures, sells, and supports annuity products. These products are sold through the Agency Division, financial institutions, and broker-dealer distribution channels. The Investment Products Division was formed to respond to an increased consumer demand for savings vehicles. The Investment Products Division also includes Protective Equity Services, Inc. ("PES"), a securities broker-dealer subsidiary. Through PES, licensed members of Protective Life Insurance's field force can sell stocks, bonds, mutual funds, and other financial instruments that may be manufactured or issued by companies other than Protective Life Insurance.

GUARANTEED INVESTMENT CONTRACTS DIVISION
    In 1989, Protective Life Insurance began selling guaranteed investment contracts ("GICs"). Protective Life Insurance's GICs are contracts, generally issued to a 401(k) or other retirement savings plan, which guarantee a fixed return on deposits with such a plan for a specified period and often provide flexibility for withdrawals, in keeping with the benefits provided by the plan. Protective Life Insurance also offers a related product which is purchased primarily as a temporary investment vehicle by the trustees of escrowed municipal bond proceeds.

    GIC sales are affected by the claims paying and financial strength ratings of Protective Life Insurance. Any downgrade in such ratings of Protective Life Insurance could have an adverse effect on its ability to sell GICs.

ACQUISITIONS DIVISION
    Protective Life actively seeks to acquire blocks of insurance policies. These acquisitions may be accomplished through acquisitions of companies or through the assumption or reinsurance of policies. Reinsurance transactions may be made with court-administered insolvent companies or with companies otherwise divesting themselves of blocks of business. Generally, such acquisitions do not include the acquisition of an active sales force. Blocks of policies acquired through the Acquisitions Division are administered as "closed" blocks; I.E., no new policies are sold. Therefore, the amount of insurance in force for a particular block of acquired business is expected to decline with time due to lapses and deaths of the insureds. The experience of Protective Life has been that acquired or reinsured business has been administered more efficiently by Protective Life than by previous management or court administrators.

CORPORATE AND OTHER
    The Corporate and Other segment consists of several small insurance lines of business and the operations of several small noninsurance subsidiaries.

INVESTMENT PORTFOLIO


    At March 31, 1994, Protective Life had approximately $4.8 billion of invested assets. Protective Life seeks to maintain a conservative investment portfolio, yet deliver attractive returns to its policyholders and shareholders. The portfolio of invested assets is managed to support the liabilities of Protective Life's lines of business. Protective Life invests its assets giving consideration to such factors as liquidity needs, investment quality, investment return, matching of assets and liabilities and the composition of the portfolio by asset type and credit exposure. At March 31, 1994, Protective Life's invested assets consisted of the following: 65% in fixed maturity investments (corporate bonds, mortgage-backed securities, and bank loan participations); 28% in commercial mortgages; 3% in policy loans; and 4% in other assets including short-term investments. At March 31, 1994, Protective Life's consolidated holdings of unrated or below investment grade fixed maturity investments amounted to 8.6% of its fixed maturity investments. In the early 1990's the life insurance industry attracted intense scrutiny due to mortgage loan problems. Many of these mortgage loan problems related to loans made on speculative, multi-tenant office buildings and on hotels -- market segments to which Protective Life, despite the investment of a large percentage of its portfolio in commercial mortgages, has little exposure. At March 31, 1994, loans to shopping centers anchored by K-Mart, Food Lion and Wal-Mart constituted 7%, 6% and 4%, respectively, of Protective Life's commercial mortgage portfolio.

                       CERTAIN INVESTMENT CONSIDERATIONS

    Prospective purchasers of Series A Preferred Securities should carefully review the information contained elsewhere in this Prospectus Supplement and in the accompanying Prospectus and should particularly consider the following matters.

DEPENDENCE ON SERIES A SUBORDINATED DEBENTURE PAYMENTS

    The proceeds from the sale of the Series A Preferred Securities offered hereby, together with the capital contributions made in respect of the Common Securities, will be loaned by PLC Capital to Protective LIfe in exchange for Series A Subordinated Debentures of Protective Life. After giving effect thereto, PLC Capital will have no assets other than such Series A Subordinated Debentures. Thus, payments by PLC Capital on the Series A Preferred Securities will be completely dependent on payments by Protective Life on the Series A Subordinated Debentures, which in turn may be affected by the other matters referred to below and elsewhere in this Prospectus Supplement and the Prospectus.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

    Protective Life has the right under the Series A Subordinated Debentures to extend interest payment periods to up to 60 months, and, as a consequence, monthly dividends on the Series A Preferred Securities may be deferred (but will continue to accumulate, together with additional dividends on any such accumulated but unpaid dividends at the dividend rate) by PLC Capital during any such extended interest payment period. In the event that Protective Life exercises this right, Protective Life may not declare dividends on or repurchase, except as described herein, any shares of its capital stock. See "Description of the Series A Subordinated Debentures -- Interest".

TAX CONSEQUENCES OF EXTENDED INTEREST PERIOD

    Should an extended interest payment period occur, PLC Capital will continue to accrue income for U.S. federal income tax purposes which will be allocated, but not distributed, to record holders of Series A Preferred Securities. As a result, such holders should include such amounts in income for U.S. federal income tax purposes in advance of the receipt of cash, and any such holders who dispose of Series A Preferred Securities prior to the record date for payment of dividends following such extended period will therefore have included such amounts in income but will not have received the cash dividends related thereto. See "Certain Federal Income Tax Considerations -- Potential Extension of Payment Period" and "-- Exchange of Series A Preferred Securities for Series A Subordinated Debentures".

SUBORDINATION OF SERIES A SUBORDINATED DEBENTURES AND THE GUARANTEE

    Protective Life's obligations under the Series A Subordinated Debentures and the Guarantee are subordinate and junior in right of payment to all Senior Indebtedness of Protective Life. See "Description of the Series A Subordinated Debentures -- Subordination". At April 30, 1994, Protective Life had approximately $146 million of outstanding consolidated indebtedness, all of which would rank senior to the Series A Subordinated Debentures and the Guarantee. The terms of the Series A Preferred Securities and the Series A Subordinated Debentures do not limit Protective Life's ability to incur additional indebtedness, including indebtedness that ranks senior to the Series A Subordinated Debentures and the Guarantee.

SCOPE OF GUARANTEE


    The Guarantee is not a guarantee that any particular dividend or amount on dissolution, liquidation or winding-up will be paid; rather, the Guarantee is solely a guarantee of payment of dividends, if any, that are in fact declared out of funds legally available therefor, of the redemption price payable, out of funds held by PLC Capital and legally available therefor, with regard to any Series A Preferred Securities called for redemption by PLC Capital and of amounts, if any, available for distribution to the holders of Series A Preferred Securities upon dissolution, liquidation or winding-up after satisfaction of all creditors of PLC Capital.

HOLDING COMPANY STRUCTURE

    Protective Life is a holding company that derives substantially all of its operating income and cash flow from its insurance company subsidiaries. Protective Life's ability to pay principal and interest on Senior Indebtedness and the Series A Subordinated Debentures is affected by the ability of its insurance company subsidiaries to declare and distribute dividends and to make payments on surplus notes (I.E., deeply subordinated inter-company notes owed by insurance company subsidiaries to Protective Life that are treated as equity capital for statutory accounting purposes), both of which may be limited by regulatory restrictions and, in the case of payments on surplus notes, by certain financial covenants. Protective Life's cash flow is also dependent on revenues from investment, data processing, legal and management services rendered to its subsidiaries. Insurance company subsidiaries of Protective Life are subject to various state statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to Protective Life. Under Tennessee insurance laws, Protective Life Insurance may generally only pay dividends to Protective Life out of its unassigned surplus as reflected in its statutory financial statements filed in that State. In addition, the Tennessee Commissioner of Insurance must approve (or not disapprove within 30 days of notice) payment of an "extraordinary" dividend from Protective Life Insurance, which generally under Tennessee insurance laws is a dividend that exceeds, together with all dividends paid by Protective Life Insurance within the previous 12 months, the greater of (I) 10% of Protective Life Insurance's surplus as regards policyholders at the preceding December 31 or (II) the net gain from operations of Protective Life Insurance for the 12 months ended on such December 31. The maximum amount that would qualify as ordinary dividends to Protective Life by its insurance subsidiaries in 1994 is estimated to be $57 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which Protective Life's insurance subsidiaries are domiciled, which restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to Protective Life by such subsidiaries without affirmative prior approval by state insurance regulatory authorities.

    In the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of a subsidiary of Protective Life, all creditors of such subsidiary, including holders of life and health insurance policies, would be entitled to payment in full out of the assets of such subsidiary before Protective Life, as shareholder or holder of surplus notes, would be entitled to any payment, and thus such creditors would have to be paid in full before the creditors of Protective Life (including the holders of the Series A Subordinated Debentures) would be entitled to receive any payment from the assets of such subsidiary.


REDEMPTION OR EXCHANGE UPON OCCURRENCE OF CERTAIN EVENTS


    Under certain circumstances relating to changes in law, the Series A Preferred Securities may be subject to redemption or exchange at the option of Protective Life. See "Terms of the Series A Preferred Securities -- Redemption" and "Certain Federal Income Tax Considerations -- Exchange of Series A Preferred Securities for Series A Subordinated Debentures".

REDUCTION OF PAYMENTS TO NON-U.S. HOLDERS BECAUSE OF WITHHOLDING REQUIREMENTS


    In the event that any U.S. taxes, duties or other governmental charges are required to be deducted or withheld from any payments to non-U.S. holders of the Series A Preferred Securities, neither Protective Life nor PLC Capital would be required to pay any additional amounts to such holders and, therefore, any such taxes, duties or charges would reduce the amounts received by such holders.

                       CAPITALIZATION OF PROTECTIVE LIFE


    The following table sets forth the unaudited summary capitalization of Protective Life and its consolidated subsidiaries at March 31, 1994 and as adjusted to give effect to the sale of the Series A Preferred Securities offered hereby and the application of the proceeds therefrom as described under "Use of Proceeds" herein. The table should be read in conjunction with Protective Life's consolidated financial statements and notes thereto and other financial data incorporated by reference herein. See "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.



                                                                                           AS OF MARCH 31, 1994
                                                                                         -------------------------
                                                                                           ACTUAL     AS ADJUSTED
                                                                                         -----------  ------------
                                                                                              (IN THOUSANDS)
Short-term debt
  Current portion of long-term debt....................................................  $     9,500   $   --
                                                                                         -----------  ------------
    Total short-term debt..............................................................        9,500       --
                                                                                         -----------  ------------
                                                                                         -----------  ------------
Long-term debt
  Notes payable to banks...............................................................      136,500       93,702
  Mortgage and other notes payable less current portion................................           99           99
                                                                                         -----------  ------------
    Total long-term debt...............................................................      136,599       93,801
Series A Preferred Securities of PLC Capital (minority interest in consolidated
 subsidiary)...........................................................................      --            55,000
Stockholders' equity
  Preferred Stock ($1 par value shares authorized: 850,000; issued: none)..............      --            --
  Junior Participating Cumulative Preferred Stock ($1 par value shares authorized:
   150,000; issued: none)..............................................................      --            --
  Common equity ($.50 par value shares authorized: 20,000,000; issued and outstanding:
   13,693,244).........................................................................      318,905      318,905
                                                                                         -----------  ------------
    Total stockholders' equity.........................................................      318,905      318,905
                                                                                         -----------  ------------
      Total capitalization.............................................................  $   465,004   $  467,706
                                                                                         -----------  ------------
                                                                                         -----------  ------------


                                USE OF PROCEEDS


    The proceeds from the sale of the Series A Preferred Securities (together with capital contributed in respect of Common Securities) will be loaned to Protective Life in exchange for Series A Subordinated Debentures. Protective Life intends to use the net proceeds of such loans (after paying commissions to the underwriters and other offering expenses estimated to equal in the aggregate $2.7 million) to repay bank borrowings under a variable rate term note and a three year revolving line of credit bearing interest at rates ranging from 4.4% to 4.8% at March 31, 1994. Protective Life intends to enter into one or more interest rate swap contracts which will, in effect, convert a majority of its payment obligations with respect to the Series A Subordinated Debentures to floating rate obligations for at least five years.

      SELECTED CONSOLIDATED FINANCIAL DATA OF PROTECTIVE LIFE CORPORATION

    The following selected financial information for the years ended as of December 31, 1993, 1992, 1991, 1990 and 1989 has been derived from previously published audited consolidated financial statements of Protective Life, prepared in accordance with generally accepted accounting principles, which have been examined and reported upon by Coopers & Lybrand, independent auditors. The selected financial information for the three months ended March 31, 1993 and 1994 is unaudited but in the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 1994 are not necessarily indicative of the results that may be expected for the year ending December 31, 1994. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements from which it has been derived and the accompanying notes thereto incorporated by reference herein.



                                  THREE MONTHS ENDED
                                       MARCH 31,                                YEARS ENDED DECEMBER 31,
                                -----------------------   ---------------------------------------------------------------------
                                  1994          1993        1993              1992          1991          1990          1989
                                ---------     ---------   ---------         ---------     ---------     ---------     ---------
                                                            (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA
Premiums and Policy Fees........ $  89,437    $  85,848   $ 370,758         $ 323,136     $ 273,975     $ 248,448     $ 236,830
Net Investment Income...........   100,248       81,196     362,130           284,069       233,502       136,995        82,453
Realized Investment Gains
 (Losses).......................     2,297          125       5,054               (14)       (3,085)       (3,154)          209
Other Income....................     3,562        4,930      21,695            18,835        11,556         8,197         5,231
                                ---------     ---------   ---------         ---------     ---------     ---------     ---------
Total Revenues..................   195,544      172,099     759,637           626,026       515,948       390,486       324,723
Benefits and Expenses...........   171,165      154,804     674,593           566,079       464,245       350,204       292,437
                                ---------     ---------   ---------         ---------     ---------     ---------     ---------
Income Before Income Tax........    24,379       17,295      85,044            59,947        51,703        40,282        32,286
Net Income......................    16,578       11,919      56,550(1)         41,420(2)     35,789        28,133        21,793
PRE-TAX INCOME BY BUSINESS
 SEGMENT
Agency..........................     5,042        4,278      20,064(3)         12,985        12,087         9,877         3,703
Group...........................     1,865        2,464      10,394             7,731         8,146         6,193         6,059
Financial Institutions..........     2,316        2,069       8,196             5,411         4,447         3,120         2,964
Investment Products.............     1,173          890       2,931(3)          4,601           391        (1,351)       (1,423)
Guaranteed Investment
 Contracts......................     9,361        4,900      25,405            14,533         9,933(4)      2,919(4)       (289)
Acquisitions....................     8,966        5,931      29,845(3)         20,031        23,494        17,659        17,736
Corporate and Other.............    (4,487)      (3,658)    (13,667)(3),(4)    (3,896)(4)    (4,110)(4)     3,624         3,327
Unallocated and Realized
 Investment Gains...............       143          421       1,876            (1,449)       (2,685)       (1,759)          209
                                ---------     ---------   ---------         ---------     ---------     ---------     ---------
Total Pre-tax Income (5)........    24,379       17,295      85,044            59,947        51,703        40,282        32,286
BALANCE SHEET DATA
Invested Assets:
  Fixed Maturities.............. 3,101,454(6) 2,386,538   3,051,292(6)      2,185,015     1,541,991     1,035,176       421,165
  Equity Securities.............    72,458       32,805      40,596            26,588        31,235        23,222        20,657
  Mortgage Loans on Real
   Estate....................... 1,357,324    1,227,177   1,407,744         1,178,164       985,159       666,150       388,913
  Investment Real Estate........    28,591       19,330      22,061            17,020        22,240        16,713        10,651
  Policy Loans..................   139,284      117,353     141,135           117,873       120,527       127,253       107,594
  Other Long-term Investments...    16,744       22,243      20,191            19,618        29,259        34,676        20,527
  Short-term Investments........    83,268       54,148      83,692            52,792        65,344       126,046        36,412
                                ---------     ---------   ---------         ---------     ---------     ---------     ---------
Total Invested Assets........... 4,799,123    3,859,594   4,766,711         3,597,070     2,795,755     2,029,236     1,005,919
Total Assets.................... 5,350,255    4,348,525   5,316,005         4,006,667     3,120,290     2,331,197     1,232,280
Total Debt......................   146,099      143,840     147,118            88,248        57,579        81,145        27,831
Total Liabilities............... 5,031,350    4,058,020   4,955,272         3,725,267     2,868,545     2,108,871     1,020,611
Stockholders' Equity............   318,905(6)   290,505     360,733(6)        281,400       251,745       222,326       211,669
PER SHARE DATA
Net Income......................      1.21         0.87        4.13(1)           3.03(2)       2.62          2.07          1.58
Stockholders' Equity............     23.27(6)     21.22       26.34(6)          20.56         18.44         16.29         15.50
STATUTORY FINANCIAL DATA (7)
Net Income......................    13,459        6,096      53,138            32,426        35,196        25,335        20,483
Total Capital and Surplus....... $ 274,896      207,623   $ 265,075         $ 208,476     $ 189,473     $ 167,325     $ 150,636

- - - ------------------------------
1. Reduced by one-time adjustment of income tax expense of $1,261 or $.09 per share due to increase in the corporate income tax rate from 34% to 35%.
2. Reflects the adoption of SFAS No. 106, "Employers' Accounting For Postretirement Benefits Other Than Pensions," which decreased net income $1,053 or $.08 per share.
3. In 1993 Protective Life changed the method used to apportion net investment income within Protective Life. The change resulted in increased income attributable to the Agency, Investment Products, and Acquisitions business segments of $3,000, $2,000 and $2,600, respectively, while decreasing income of the Corporate and Other segment.
4. Pre-tax income for the Guaranteed Investment Contracts business segment has not been reduced by pre-tax minority interest of $1,631 in 1991 and $1,326 in 1990. Pre-tax income for the Corporate and Other business segment has not been reduced by pre-tax minority interest of $19 in 1993 and $90 in 1992 and 1991.

5.   For the ratio  of consolidated earnings  to fixed charges  for each of  the five  years ended as of  December 31, 1993, and  for the three months ended
     March 31,  1993 and  1994, see  "Ratio of  Consolidated Earnings  to  Fixed
     Charges" in the accompanying Prospectus.
6.   Reflects  the adoption of SFAS No. 115, "Accounting For Certain Investments
     in Debt and  Equity Securities."  The effect of  adopting SFAS  No. 115  at
     December 31, 1993 (compared to financial statements prepared under previous accounting standards) was to increase fixed maturities by $65,622, decrease deferred  policy acquisition costs  by $12,450, increase  the liability for deferred income  taxes by  $18,610, and  increase Stockholders'  Equity  by
     $34,562  or $2.52 per share.  The effect of adopting  SFAS No. 115 at March
     31, 1994  was  to  decrease  fixed  maturities  by  $28,667,  decrease  the liability  for deferred income taxes  by $10,033 and decrease Stockholders'
     Equity by $18,634 or $1.19 per share.
7.   Of Protective  Life's insurance  subsidiaries prepared  in conformity  with
     statutory   accounting  practices  prescribed  or  permitted  by  insurance regulatory authorities.  Statutory  accounting  practices  differ  in  some respects  from generally  accepted accounting principles.  For example, (a)
     acquisition costs of obtaining new businesses are expensed as incurred, (b)
     benefit liabilities are computed using methods statutorily mandated and are not adjusted for actual experience, (c)  income tax expense is computed  on taxable  earnings and (d)  furniture and equipment,  agents' debit balances and prepaid  expenses  are charged  directly  against surplus  rather  than reported as assets.

                   TERMS OF THE SERIES A PREFERRED SECURITIES

GENERAL


    Preferred Securities of PLC Capital may be issued from time to time in one or more series, as described in the accompanying Prospectus, with such dividend rights, liquidation preferences, redemption or exchange provisions, voting rights and other rights, powers and duties as are established by the L.L.C. Agreement of PLC Capital and a written action (the "Action") taken, or to be taken, by the Managing Member to amend and supplement the L.L.C. Agreement (which Actions, when taken, constitute an amendment and supplement to, and become a part of, the L.L.C. Agreement). The Series A Preferred Securities constitute one such series of Preferred Securities of PLC Capital. The following is a summary of certain terms of the Series A Preferred Securities. The summary set forth below addresses the material terms of the Series A Preferred Securities but is subject to, and qualified in its entirety by reference to, the text of the L.L.C. Agreement (including the Action establishing the rights, powers and duties relating to the Series A Preferred Securities, a copy of which Action will have been filed with the Securities and Exchange Commission (the "Commission") at or prior to the time of the sales of the Series A Preferred Securities).


DIVIDENDS


    Cumulative dividends on the Series A Preferred Securities will accumulate at a rate per annum of % of the liquidation preference thereof (or $ per Series A Preferred Security per annum) from the date of original issuance thereof and will be payable monthly in arrears on the last day of each calendar month of each year, commencing May , 1994, when, as and if declared by the Managing Member to holders of record on the record date therefor. Payment of dividends is limited to the amount of funds held by PLC Capital and legally available therefor. See "Description of the Series A Subordinated Debentures". Dividends will be computed on the basis of twelve 30-day months and a 360-day year and, for any dividend period shorter than a full calendar month, will be computed on the basis of the actual number of calendar days elapsed in such period.


    Dividends declared on the Series A Preferred Securities will be payable to the record holders thereof as they appear on the register for the Series A Preferred Securities on the relevant record dates, which will be one Business Day prior to the relevant payment dates. Subject to any applicable fiscal or other laws and regulations, each such payment will be made as described under "Book-Entry-Only Issuance; The Depository Trust Company" below. In the event that any date on which dividends are payable on the Series A Preferred Securities is not a day on which banks in The City of New York are open for business (a "Business Day"), then payment of the dividend payable on such date may be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

    Under the L.L.C. Agreement, dividends on the Series A Preferred Securities must be declared by the Managing Member in any calendar year or portion thereof to the extent that the Managing Member reasonably anticipates that at the time of payment it will have, and must be paid by PLC Capital to the extent that at the time of proposed payment it has, (x) funds legally available for the payment of such dividends and (y) cash on hand sufficient to permit such payment. It is anticipated that such funds will be derived from payments by Protective Life of interest on the Series A Subordinated Debentures.

    Under the terms of the Series A Subordinated Debentures, so long as Protective Life is not in default in the payment of interest on the Series A Subordinated Debentures, Protective Life shall have the right at any time to extend the interest payment period to the next interest payment date by a period (not to exceed 60 months from the last date on which interest was paid in full) at the end of which Protective Life shall pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Series A Subordinated Debentures to the extent permitted by applicable law). During any such extended interest period, or at any time during which there is an uncured Default or Event of Default (each as hereinafter defined) under the Series A Subordinated Debentures, Protective Life shall not pay any dividends on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its shares of capital stock or make any guarantee payments with respect to the foregoing (other than (a) redemptions or purchases pursuant to Protective Life's Share Purchase Rights Plan described under "Description of Capital Stock of Protective Life -- Junior Preferred Stock" in the Prospectus, or any successor to such Plan, and (b) payments under any guarantee of the Series A Preferred Securities or other Preferred Securities ranking PARI PASSU with the Series A Preferred Securities). Protective Life is required to give PLC Capital not less than five Business Days' prior notice of its selection of such extended interest payment period. See "Description of the Series A Subordinated Debentures."

    If dividends can be paid only in part on the Series A Preferred Securities in any calendar year or portion thereof as a result of the lack of sufficient funds legally available for the payment of dividends, then such partial dividends shall be paid on the respective dividend payment dates on a pro rata basis to holders of such Series A Preferred Securities. If any dividends on the Series A Preferred Securities are not paid in full on any dividend payment date, additional dividends will accumulate on any accumulated and unpaid dividends at the dividend rate for the Series A Preferred Securities specified above.

    Except as described herein, holders of the Series A Preferred Securities will have no other right to participate or share in the profits or assets of PLC Capital.

CERTAIN RESTRICTIONS ON PLC CAPITAL

    If dividends have not been paid in full on the Series A Preferred Securities, PLC Capital shall not:


         (i) pay, or declare and set aside for payment, any dividends on any other Preferred Securities ranking PARI PASSU with the Series A Preferred Securities as regards participation in profits of PLC Capital ("Dividend Parity Securities"), unless such dividends are paid or set aside for payment on the Dividend Parity Securities and the Series A Preferred Securities on a pro rata basis on the date such dividends are paid, so that


           (x) (A) the aggregate amount of dividends paid on the Series A Preferred Securities bears to (B) the aggregate amount of dividends paid on such Dividend Parity Securities the same ratio as

           (y) (A) the aggregate of all accumulated and unpaid dividends in respect of the Series A Preferred Securities bears to (B) the aggregate of all accumulated and unpaid dividends in respect of such Dividend Parity Securities;

        (ii) pay, or declare and set aside for payment, any dividends on any Common Securities or limited liability company interests of PLC Capital ranking junior to the Series A Preferred Securities as to dividends ("Dividend Junior Securities"); or

        (iii) redeem, purchase or otherwise acquire any Dividend Parity Securities or Dividend Junior Securities;

until, in each case, such time as all accumulated and unpaid dividends (whether or not declared) on the Series A Preferred Securities shall have been paid in full for all dividend periods terminating on or prior to, in the case of clauses
(i) and (ii), such payment, and in the case of clause (iii), the date of such redemption, purchase or acquisition. As of the date of this Prospectus Supplement, there are no Dividend Parity Securities outstanding.

    PLC Capital may not engage in any business or activity other than issuing its Common Securities, the Series A Preferred Securities and other series of Preferred Securities having terms generally consistent with those of the Series A Preferred Securities (other than dividend rate, and other than changes that would not adversely affect the ability of PLC Capital to make full and timely dividend payments or payments upon liquidation to the holders of the Series A Preferred Securities), lending the proceeds thereof to Protective Life in return for Subordinated Debentures in an aggregate principal amount equal to the amount of such loan, bearing interest at a rate at least equal to the dividend rate on Preferred Securities of such series and otherwise having terms generally consistent with those of the Series A

Subordinated Debentures (other than changes that would not adversely affect the ability of PLC Capital to make full and timely dividend payments or payments upon liquidation to the holders of the Series A Preferred Securities), redeeming its Preferred Securities in accordance with the terms thereof and engaging in activities incidental or conducive to the foregoing. PLC Capital may not consolidate or merge with, or convey, transfer or lease its properties and assets substantially as an entirety to, any corporation or other body. Notwithstanding the foregoing, PLC Capital may, without the consent of the holders of any series of Preferred Securities, consolidate or merge with or into any limited liability company, limited partnership, business trust or other similar entity formed under the laws of any state of the United States; PROVIDED that (i) such successor entity expressly assumes all of the obligations of PLC Capital under each series of Preferred Securities then outstanding, (ii) such successor entity is an entity expressly formed for the purpose of engaging in such merger or consolidation and has engaged in no activities (other than those incidental to formation) prior to such merger or consolidation and, at the time of the consummation thereof, has no liabilities or preferred securities outstanding, (iii) such merger or consolidation does not adversely affect any holder of Preferred Securities, (iv) such successor entity will be subject in all material respects to all covenants binding on PLC Capital contained in the L.L.C. Agreement, (v) Protective Life expressly acknowledges such successor as the holder of the Subordinated Debentures pertaining to each series of Preferred Securities then outstanding, (vi) such merger or consolidation does not cause any series of Preferred Securities then outstanding to be delisted by any national securities exchange or other organization on which such Preferred Securities are then listed, (vii) such merger or consolidation does not cause any series of Preferred Securities then outstanding to be downgraded by any "nationally recognized statistical rating organization" (as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act),
(viii) such merger or consolidation does not adversely affect the powers, preferences and other special rights of holders of any series of Preferred Securities then outstanding and (ix) prior to such merger or consolidation Protective Life has received an opinion of nationally recognized independent counsel experienced in such matters to the effect that (w) holders of any series of Preferred Securities then outstanding will not recognize any gain or loss for federal income tax purposes as a result of such merger or consolidation, (x) such successor entity will be treated as a partnership for federal income tax purposes and such merger or consolidation will not otherwise cause PLC Capital to be subject to more than a DE MINIMIS amount of other taxes, duties or other governmental charges, (y) following such merger or consolidation Protective Life and such successor entity will be in compliance with the Investment Company Act of 1940, as amended (the "1940 Act"), without registering thereunder as an investment company and (z) such merger or consolidation will not adversely affect the limited liability of holders of any series of Preferred Securities then outstanding.


    The Managing Member is authorized to conduct its affairs and to operate PLC Capital in such a way that PLC Capital would not be deemed to be an "investment company" required to be registered under the 1940 Act or taxed as a corporation for federal income tax purposes and so that any loans made by PLC Capital to Protective Life will be treated as indebtedness for federal income tax purposes. In this connection, the Managing Member is (a) authorized to take any action that (i) is not inconsistent with applicable law, the Certificate of Formation of PLC Capital and the L.L.C. Agreement, (ii) does not adversely affect the holders of Series A Preferred Securities and (iii) the Managing Member determines in its sole discretion to be necessary or desirable for such purposes and (b) instructed not to take affirmative actions, other than as contemplated by the L.L.C. Agreement, that would cause PLC Capital to be deemed such an "investment company" or taxed as a corporation for federal income tax purposes or would cause any such loans not to be treated as indebtedness for federal income tax purposes.

REDEMPTION

    MANDATORY REDEMPTION UPON REPAYMENT OF SERIES A SUBORDINATED DEBENTURES AT MATURITY

    The proceeds from any repayment at maturity or permitted prepayment of any Series A Subordinated Debentures (or any new Subordinated Debentures replacing the Series A Subordinated Debentures as contemplated by the proviso to this sentence) shall be applied to redeem the Series A Preferred Securities for cash at the Redemption Price, PROVIDED that all or any portion of the principal amount of

Series A Subordinated Debentures repaid by Protective Life at maturity may be reloaned to Protective Life, and not used for such redemption, if such new loan is evidenced by Subordinated Debentures and, at the time of the issuance of the new Subordinated Debentures that will evidence such new loan, and as determined in the judgment of the Managing Member and PLC Capital's financial advisor, selected by the Managing Member and who shall not be affiliated with the Managing Member and shall be among the 30 largest investment banking firms, measured by total capital, in the United States at the time, (i) Protective Life is not the subject of a pending case under the United States Bankruptcy Code,
(ii) Protective Life is not in default on any Subordinated Debentures, (iii) Protective Life has timely made all required monthly payments of interest on all Subordinated Debentures for the immediately preceding 18 months, (iv) PLC
Capital is not in arrearage on payments of dividends on any Preferred Securities, (v) Protective Life is expected to be able to make timely payment of principal and interest on such new loan, (vi) such new loan is being made on terms, and under circumstances, that are no less favorable to PLC Capital than those that a lender would require for a similar loan to an unrelated party,
(vii) such new loan is being made at a rate of interest at least equal to or greater than the interest rate on the Series A Subordinated Debentures, (viii) such new loan is being made for a fixed term that is consistent with market circumstances and Protective Life's financial condition, (ix) the senior unsecured long-term debt of Protective Life is rated not less than BBB-(or the equivalent) by Standard & Poor's Corporation or Baa3 (or the equivalent) by Moody's Investors Services, Inc. (or if either of such rating organizations is not then rating Protective Life's senior unsecured long-term debt, the equivalent of such rating by any other "nationally recognized statistical rating organization," as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Securities Act) and any subordinated long-term debt of Protective Life or, if there is no such debt then outstanding, the Series A
Preferred Securities  of  such series,  are  rated  not less  than  BBB-(or  the equivalent) by Standard & Poor's Corporation or Baa3 (or the equivalent) by Moody's Investors Service, Inc. or the equivalent of either such rating by any other "nationally recognized statistical rating organization", (x) the Subordinated Debentures evidencing such new loan will not be convertible or exchangeable into any equity interest of or in Protective Life or any of its affiliates, (xi) such new loan shall not pay any contingent interest or other interest determined by reference to, or otherwise participate in, the earnings or profits of Protective Life or any of its affiliates, (xii) the interest payable on such new loan will not exceed 175% of the dividend rate on the Series A Preferred Securities, and (xiii) in any event, such new loan shall have a final maturity date that is before the 50th anniversary of the original issuance of the Series A Preferred Securities. If, at the maturity of the Series A Subordinated Debentures, an amount less than the entire principal amount of the Series A Subordinated Debentures is reloaned to Protective Life, the amount of such principal not so reloaned shall be used to effect a partial redemption of the Series A Preferred Securities, provided that, if a partial redemption would result in a delisting of the Series A Preferred Securities, no amount of principal may be reloaned to Protective Life, and the Series A Preferred Securities shall be redeemed in whole. In the event that fewer than all the outstanding Series A Preferred Securities are to be redeemed, the Series A Preferred Securities to be redeemed will be selected as described under "Book-Entry-Only Issuance; The Depository Trust Company" below.


  OPTIONAL REDEMPTION
    The Series A Preferred Securities are redeemable for cash, at the option of PLC Capital, in whole or in part, at any time and from time to time, on or after
      , 1999, upon not less than 30 nor more than 60 days' notice to the holders of the Series A Preferred Securities, at the Redemption Price. In the event that fewer than all the outstanding Series A Preferred Securities are to be so redeemed, the Series A Preferred Securities to be redeemed will be selected as described under "Book-Entry-Only Issuance; The Depository Trust Company" below. PLC Capital will not redeem fewer than all the outstanding Series A Preferred Securities unless all accumulated and unpaid dividends have been paid on all Series A Preferred Securities for all monthly dividend periods terminating on or prior to the date of redemption. In addition, if a partial redemption would result in a delisting of the Series A Preferred Securities, PLC Capital may only redeem the Series A Preferred Securities in whole.


    At any time after the issuance of the Series A Preferred Securities, at the option of PLC Capital the Series A Preferred Securities may be redeemed, in whole (but not in part), upon not less than 30 nor more than 60 days' notice given within 180 days after the applicable change in U.S. law or regulation or written change in interpretation of U.S. law or regulation referred to below, for cash at the Redemption Price or in exchange for Series A Subordinated Debentures having, at the time of exchange, (a) an aggregate principal amount equal to $25 per Series A Preferred Security so exchanged and (b) accrued and unpaid interest equal to any accumulated and unpaid dividends (whether or not declared) at the date fixed for exchange on the Series A Preferred Securities so exchanged if PLC Capital or Protective Life shall have obtained an opinion of nationally recognized independent counsel experienced in such matters to the effect that, as a result of a change in U.S. law or regulation on or after the date of this Prospectus Supplement, or a written change in interpretation or application of U.S. law or regulation, by any legislative body, court or governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination) on or after such date, PLC Capital may be considered an "investment company" under the 1940 Act (an "Investment Company Act Event"); PROVIDED that PLC Capital may not exchange the Series A Preferred Securities for Series A Subordinated Debentures pursuant to the foregoing unless it shall have obtained an opinion of independent nationally recognized tax counsel experienced in such matters to the effect that holders of the Series A Preferred Securities will not recognize gain or loss for federal income tax purposes as a result of such exchange.



    In addition, at any time after the issuance of the Series A Preferred Securities upon not less than 30 nor more than 60 days' notice given within 180 days after the applicable change in U.S. law or regulation or written change in interpretation of U.S. law or regulation referred to below, Protective Life may cause PLC Capital to redeem the Series A Preferred Securities in exchange for Series A Subordinated Debentures having, at the time of exchange, (a) an aggregate principal amount equal to $25 per Series A Preferred Security so exchanged and (b) accrued and unpaid interest equal to accumulated and unpaid dividends (whether or not declared) at the date fixed for exchange on the Series A Preferred Securities so exchanged if Protective Life or PLC Capital shall have received an opinion (the receipt of such opinion, a "Tax Event") of independent nationally recognized tax counsel experienced in such matters to the effect that, as a result of any change in U.S. law or regulation on or after the date of this Prospectus Supplement, or a written change in interpretation or application of U.S. law or regulation, by any legislative body, court or governmental agency or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory determination on or after such date), there is more than an insubstantial increase in the risk that (i) Protective Life will be precluded from deducting the interest on the Series A Subordinated Debentures for federal income tax purposes, (ii) PLC Capital is subject to federal income tax with respect to the interest received on the Series A Subordinated Debentures or (iii) PLC Capital is subject to more than a DE MINIMIS amount of other taxes, duties or other governmental charges; PROVIDED, however, that solely in the case of a Tax Event under clause (iii) above, PLC Capital may not exchange the Series A Preferred Securities for Series A Subordinated Debentures unless it shall have obtained an opinion of independent nationally recognized tax counsel experienced in such matters to the effect that holders of the Series A Preferred Securities will not recognize gain or loss for federal income tax purposes as a result of such exchange. Furthermore, Protective Life shall have the right, upon not less than 30 nor more than 60 days' notice given within 180 days after the applicable change in U.S. law or regulation or written change in interpretation of U.S. law or regulation referred to above, to cause PLC Capital to redeem the Series A Preferred Securities for cash at the Redemption Price if Protective Life shall have received an opinion (the receipt of such opinion, also a "Tax Event") of independent nationally recognized tax counsel experienced in such matters that, as a result of a change in U.S. law or regulation as described above, there is more than an insubstantial increase in the risk that Protective Life would be precluded from deducting the interest on the Series A Subordinated Debentures for federal income tax purposes even if the Series A Preferred Securities were exchanged for the Series A Subordinated Debentures as described above.


    There can be no assurance that an Investment Company Act Event or a Tax Event will not occur.

  REDEMPTION AND EXCHANGE PROCEDURES
    After the date fixed for any exchange of the Series A Subordinated Debentures for the Series A Preferred Securities, (i) the Series A Preferred Securities will no longer be deemed to be outstanding, (ii) Depository Trust Company ("DTC") or its nominee, as the record holder of the Series A Preferred Securities, will exchange the global certificate or certificates representing the Series A Preferred Securities for a registered global certificate or certificates representing the Series A Subordinated Debentures to be delivered upon such exchange, (iii) any certificates representing Series A Preferred Securities not held by DTC or its nominee will be deemed to represent Series A Subordinated Debentures having a principal amount equal to the stated liquidated preference of such Series A Preferred Securities until such certificates are presented to PLC Capital or its agent for exchange and (iv) all rights of the holders of Series A Preferred Securities so exchanged will cease, except the right of such holders to receive Series A Subordinated Debentures. If the Series A Preferred Securities are exchanged for Series A Subordinated Debentures, Protective Life has agreed to use its best efforts to have the Series A Subordinated Debentures listed on the same exchange, if any, on which the Series A Preferred Securities are listed.


    If PLC Capital gives a notice of redemption for cash in respect of the Series A Preferred Securities, then, by 12:00 noon, New York time, on the redemption date, PLC Capital will either (i) irrevocably deposit with AmSouth Bank N.A., as paying agent (the "Paying Agent") for the Series A Preferred Securities, funds sufficient to pay the Redemption Price and will give the Paying Agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof, including, if applicable, The Depository Trust Company or a nominee thereof or (ii) pay the Redemption Price to such holders. See "Book-Entry-Only Issuance; The Depository Trust Company." If such notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of holders of such Series A Preferred Securities so called for redemption will cease, except the right of such holders of such securities to receive the Redemption Price, but without interest, and such securities will cease to be outstanding. In the event that any date fixed for the redemption of Series A Preferred Securities is not a Business Day, then payment of the redemption price payable on such date will be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the redemption price in respect of Series A Preferred Securities is improperly withheld or refused and not paid either by PLC Capital or Protective Life pursuant to the Guarantee, dividends on such securities will continue to accumulate, at the then applicable rate, from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price.


    Subject to the foregoing and applicable law (including, without limitation, U.S. federal securities laws), Protective Life or its subsidiaries may at any time and from time to time purchase outstanding Series A Preferred Securities of any series by tender, in the open market or by private agreement.

LIQUIDATION DISTRIBUTION

    In the event of any voluntary or involuntary dissolution, liquidation or winding-up of PLC Capital, before any payment or distribution of the assets of PLC Capital shall be made to or set apart for the holders of any class or classes of Membership Securities or any series of Preferred Securities ranking junior to the Series A Preferred Securities as to distribution of assets upon dissolution, liquidation or winding-up, the holders of the Series A Preferred Securities shall be entitled to receive, together with the holders of every other series of Preferred Securities outstanding, if any, ranking PARI PASSU with the Series A Preferred Securities as to distribution of assets on dissolution, liquidation or winding-up of PLC Capital ("Liquidation Parity Securities"), an amount equal, in the case of the holders of the Series A Preferred Securities, to the aggregate of the liquidation preference of $25 per Series A Preferred Security and all accumulated and unpaid dividends (whether or not declared) to the date of payment (the "Liquidation Distribution"), payable in cash. If, upon any such dissolution, liquidation or winding up, the Liquidation Distribution can be paid only in part because PLC Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution and the aggregate maximum liquidation distributions on the Liquidation Parity Securities, then the amounts payable directly by PLC Capital on the Series A Preferred Securities and on such Liquidation Parity Securities shall be paid on a pro rata basis, so that


         (i) (x) the aggregate amount paid as the Liquidation Distribution on all Series A Preferred Securities bears to (y) the aggregate amount paid as the liquidation distribution on all Liquidation Parity Securities the same ratio as



        (ii)  (x)  the  aggregate  Liquidation  Distribution  on  all  Series  A
    Preferred  Securities  bears  to  (y)  the  aggregate  maximum   liquidation
    distributions on all Liquidation Parity Securities.



    Pursuant to the L.L.C. Agreement, PLC Capital will automatically dissolve and be liquidated (i) when the period fixed for the duration of PLC Capital expires (I.E., December 31, 2094), (ii) upon the death, retirement, resignation, expulsion, bankruptcy (as defined in Section 18-304 of the Delaware Limited Liability Company Act) or dissolution of a holder of Common Securities or the occurrence of any other event which terminates the continued membership of a Common Securities holder in PLC Capital, unless, if there is more than one Member remaining, the business of PLC Capital is continued by the consent of all the remaining Members within ninety days following the occurrence of any such event; (iii) upon the unanimous written consent of the Members; (iv) upon the entry of a judicial decree of dissolution under Section 18-802 of the Delaware Limited Liability Company Act or (v) upon a merger or consolidation of PLC Capital other than as expressly provided in the L.L.C. Agreement. A merger or consolidation of Protective Life into or with any other entity will not, however, dissolve PLC Capital and the surviving entity will continue to hold the Common Securities. Under the L.L.C. Agreement and the Guarantee, Protective Life will covenant, to the extent permitted by law, that it will not voluntarily dissolve, wind up or liquidate PLC Capital, or allow PLC Capital to be dissolved, wound-up or liquidated, so long as any Preferred Securities are outstanding. See "Description of the Guarantee -- Certain Covenants of the Guarantor".


    If a limited liability company organized under the laws of the State of Delaware has any publicly traded limited liability company interests and is treated as a corporation for U.S. federal income tax purposes, then, on application by or for a member or the manager of such limited liability company, the Delaware Court of Chancery shall (x) grant such relief as may be appropriate to cause the limited liability company not to have any publicly traded limited liability company interests or (y) decree the dissolution of the limited liability company.

PERSONAL LIABILITY OF HOLDERS OF COMMON SECURITIES

    Under the L.L.C. Agreement, Protective Life and a special purpose subsidiary of Protective Life, in their capacities as holders of Common Securities, will be liable for, and will pay (as additional capital contributions to PLC Capital), the debts of and claims against PLC Capital (including tax obligations, but excluding obligations in respect of the Series A Preferred Securities).

VOTING RIGHTS
    Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and "Description of the Series A Subordinated Debentures -- Miscellaneous," the holders of the Series A Preferred Securities will have no voting rights.

    If (i) PLC Capital fails to pay dividends in full on the Series A Preferred Securities (whether or not funds are legally available therefor) for 18 monthly dividend periods or (ii) Protective Life breaches any of its obligations under the Series A Subordinated Debentures or any of its obligations under the Guarantee (as defined in "Description of the Guarantee"), then the holders of the outstanding Series A Preferred Securities, together with the holders of any other series of Preferred Securities having the right to vote for the appointment of a trustee in such event, acting as a single class, will be entitled, by ordinary resolution passed by the holders of a majority in liquidation preference (plus all accumulated and unpaid dividends) of such Preferred Securities present in person or by proxy at a separate general meeting of such holders convened for such purpose (or by written consent), to appoint and authorize a trustee to enforce PLC Capital's rights as a creditor in respect of the Series A Subordinated Debentures, to enforce the limited obligations undertaken by Protective Life under the Guarantee and to declare and pay dividends to the extent that funds are held by PLC Capital and legally available therefor. For a description of rights and obligations under the Series A Subordinated Debentures, including the right of Protective Life to extend the period to the next interest payment date to up to 60 months (even if a trustee has been appointed), see "Description of the Series A Subordinated Debentures." For purposes of determining whether PLC Capital has failed to pay dividends in full for 18 monthly dividend periods, dividends shall be deemed to remain in arrears, notwithstanding any payments in respect thereof, until full cumulative dividends have been or contemporaneously are declared and paid with respect to all monthly dividend periods terminating on or prior to the date of payment of such full cumulative dividends. Not later than 30 days after such entitlement arises, the Managing Member will convene a separate general meeting for the above purpose. If the Managing Member fails to convene such meeting within such 30-day period, the holders of 10% in aggregate liquidation preference (plus all accumulated and unpaid dividends) of the outstanding Series A Preferred Securities and such other Preferred Securities will be entitled to convene such separate general meeting. The provisions of the L.L.C. Agreement relating to the convening and conduct of the general meetings of Members (as defined in the L.L.C. Agreement) will apply with respect to any such separate general meeting. Any trustee so appointed shall vacate office, subject to the terms of such other Preferred Securities, if PLC Capital (or Protective Life pursuant to the Guarantee) shall have paid in full all accumulated and unpaid dividends on the Series A Preferred Securities (if the event that gave rise to such appointment was clause (i) of this paragraph) or such breach by Protective Life shall have been cured (if the event that gave rise to such appointment was clause (ii) of this paragraph).


    If any resolution is proposed for adoption by the Members of PLC Capital providing for, or the Managing Member proposes to take, any action that will (w) amend or alter the provisions of the L.L.C. Agreement (including the Action creating the Series A Preferred Securities) so as to adversely affect any rights or powers of the Series A Preferred Securities or the holders thereof or result in the authorization or issuance of any limited liability company interest in PLC Capital ranking, as to dividends or upon dissolution, liquidation or winding-up, senior to the Series A Preferred Securities, (x) result in the dissolution, liquidation or winding-up of PLC Capital, (y) waive any rights of PLC Capital under the Series A Subordinated Debentures or allow the Series A
Subordinated Debentures to be repurchased or prepaid prior to             , 1999
(unless (i) there is an Event of Default relating to the bankruptcy of Protective Life or certain similar events or there is any other Event of Default thereunder and the Series A Subordinated Debentures are accelerated pursuant to the request of the holders of 25% or more of the Series A Preferred Securities or of a trustee appointed by the Holders of Series A Preferred Securities as contemplated in the preceding paragraph or (ii) in connection with a redemption occurring as a result of a Tax Event or an Investment Company Act Event) or (z) modify (i) Section 2.6 of the L.L.C. Agreement which limits the business and activity in which PLC Capital may engage, (ii) Section 7.1 of the L.L.C. Agreement which absolutely prohibits transfers of Common Securities, (iii)
Section 3.3 of the L.L.C. Agreement which requires the holders of the Common Securities to contribute amounts to PLC Capital such that the Common Securities represent at all times not less than 21% of all interests in the capital, income, gain, loss, deduction or credit of PLC Capital or (iv) Section 6.2 of the L.L.C. Agreement pursuant to which the holders of the Common Securities agree to be personally liable for and to pay all debts of and claims against PLC Capital (excluding obligations in respect of the Preferred Securities), then the holders of outstanding Series A Preferred Securities (and, in the case of a resolution described in clause (w) above that would, to a like extent, adversely affect the rights or powers of any Dividend Parity Securities or any Liquidation Parity Securities, the holders of such Dividend Parity Securities or such Liquidation Parity Securities, as the case may be, or, in the case of any resolution described in clause (x) or (z) above, all Liquidation Parity Securities) will be entitled to vote together as a class on such resolution (but not on any other resolution) (i) at a separate meeting of such holders, (ii) at the general meeting of Members called for the purpose of adopting such resolution or (iii) without a meeting but in writing, and such resolution shall not be effective except with the approval, in the case of clauses (i) and (ii), of the holders of 66 2/3% in aggregate liquidation preference (plus all accumulated and unpaid dividends) of such outstanding securities present in person or by proxy at a meeting at which 66 2/3% in aggregate liquidation preference (plus all accumulated and unpaid dividends) of such securities are so present or, in the case of clause (iii), by the holders of 66 2/3% in aggregate liquidation preference (plus all accumulated and unpaid dividends) of such securities.


    PLC Capital will cause a notice of any meeting at which holders of the Series A Preferred Securities are entitled to vote, or of any matter upon which action by written consent is to be taken, to be mailed to each holder of record of the Series A Preferred Securities. Each such notice will include a statement setting forth (i) the date of such meeting or the date by which such action is to be taken, (ii) a description of any resolution proposed for adoption at such meeting on which such holders are entitled to vote or of such matter on which written consent is sought and (iii) instructions for the delivery of proxies or written consents.

    Notwithstanding that holders of Series A Preferred Securities are entitled to vote under any of the circumstances described above, any of the Series A Preferred Securities and such other Preferred Securities entitled to vote with such Series A Preferred Securities as a single class outstanding at such time that are owned by Protective Life or any Affiliate (as defined in the L.L.C. Agreement), either directly or indirectly, shall not be entitled to vote and shall, for the purposes of such vote, be treated as if they were not outstanding.

    No vote of the holders of the Series A Preferred Securities will be required for PLC Capital to redeem and cancel Series A Preferred Securities in accordance with the L.L.C. Agreement (including the Actions).

BOOK-ENTRY-ONLY ISSUANCE; THE DEPOSITORY TRUST COMPANY

    The Depository Trust Company ("DTC"), New York, New York will act as securities depository for the Series A Preferred Securities. The information in this section concerning DTC and DTC's book-entry system is based upon information obtained from DTC.


    The Series A Preferred Securities will be issued initially as fully-registered securities registered in the name of Cede & Co. (DTC's nominee) in substantially the form attached as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. One or more fully-registered Series A Preferred Security certificates will be issued, representing in the aggregate the total number of Series A Preferred Securities, and will be deposited with DTC.


    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities
Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The Rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

    Purchases of Series A Preferred Securities under the DTC system must be made by or through Direct Participants, who will receive a credit for the Series A Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Series A Preferred Security (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner purchased Series A Preferred

Securities. Transfers of ownership interests in the Series A Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series A Preferred Securities, except in the event that use of the book-entry system for the Series A Preferred Securities is discontinued.

    To facilitate subsequent transfers, all Series A Preferred Securities deposited by Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Series A Preferred Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Series A Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Series A Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.


    Redemption notices shall be sent to Cede & Co., as record holder of the Series A Preferred Securities. If less than all of the Series A Preferred Securities are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.


    Although voting with respect to the Series A Preferred Securities is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will consent or vote with respect to Series A Preferred Securities. Under its usual procedures, DTC mails an Omnibus Proxy to PLC Capital as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consent or voting rights to those Direct Participants to whose accounts the Series A Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).


    Dividend payments on the Series A Preferred Securities will be made to the Paying Agent with instructions to transfer such payments to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payable date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC or PLC Capital, subject to any statutory regulatory requirements as may be in effect from time to time. Payment of dividends to DTC is the responsibility of PLC Capital, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.



    DTC may discontinue providing its services as securities depository with respect to the Series A Preferred Securities at any time by giving reasonable notice to PLC Capital. Under such circumstances, in the event that a successor securities depository is not obtained, Series A Preferred Security certificates are required to be printed and delivered.


REGISTRAR, TRANSFER AGENT AND PAYING AGENT


    AmSouth Bank NA will act as registrar, transfer agent and Paying Agent for the Series A Preferred Securities.


    Registration of transfers of Series A Preferred Securities will be effected without charge by or on behalf of PLC Capital, but upon payment (with the giving of such indemnity as PLC Capital or Protective Life may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

    PLC Capital will not be required to register or cause to be registered the transfer of Series A Preferred Securities after such Series A Preferred Securities have been called for redemption.

MISCELLANEOUS

    Except as described in this Prospectus Supplement, PLC Capital is not subject to any mandatory redemption or sinking fund provisions with respect to the Series A Preferred Securities. Holders of Series A Preferred Securities have no preemptive rights.


    The Common Securities are owned by the Managing Member and one of its wholly-owned subsidiaries. The Common Securities are not transferable. The Managing Member and the other holder of the Common Securities are required, pursuant to the terms of the L.L.C. Agreement, to contribute to PLC Capital amounts such that the Common Securities at all times represent at least 21% of all interests in the capital, income, gain, loss, deduction and credit of PLC Capital.


                          DESCRIPTION OF THE GUARANTEE


    Set forth below is condensed information concerning the Guarantee which will be executed and delivered by Protective Life for the benefit of the holders from time to time of the Series A Preferred Securities. The summary set forth below addresses the material terms of the Guarantee but is subject to, and qualified in its entirety by reference to, the text of the Guarantee Agreement pursuant to which the Guarantee will be made, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement is part.


GENERAL
    Protective Life will irrevocably and unconditionally agree, to the extent set forth herein, to pay the Guarantee Payments (defined below) (except to the extent paid by PLC Capital), as and when due, regardless of any defense, right of set-off or counterclaim which PLC Capital may have or assert. The following payments to the extent not paid by PLC Capital (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accumulated and unpaid dividends that have been theretofore declared on the Series A Preferred Securities out of funds held by PLC Capital and legally available therefor; (ii) the redemption price (including all accumulated and unpaid dividends whether or not declared) payable, out of funds held by PLC Capital and legally available therefor, with respect to any Series A Preferred Securities called for redemption by PLC Capital; and (iii) in the event of any dissolution, liquidation or winding-up of PLC Capital, the lesser of (a) the aggregate of the liquidation preference and all accrued and unpaid dividends (whether or not declared) to the date of payment and (b) the amount of remaining assets of PLC Capital legally available to holders of Series A Preferred Securities. In addition, Protective Life will unconditionally and irrevocably guarantee, in the event of any exchange by PLC Capital of Series A Preferred Securities for Series A Subordinated Debentures as described herein, the delivery of a registered global certificate or certificates representing the proper amount of Series A Subordinated Debentures to DTC or such other entity or person as shall at the date of exchange be acting as securities depository for the Series A Preferred Securities. Protective Life's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Protective Life to the holders of Series A Preferred Securities or by causing PLC Capital to pay such amounts to such holders.


    The Guarantee is not a guarantee that any particular dividend or amount on dissolution, liquidation or winding up will be paid; rather, the Guarantee is solely a guarantee of payment of dividends, if any, that are in fact declared out of funds legally available therefor, of the redemption price payable, out of funds held by PLC Capital and legally available therefor, with regard to any Series A Preferred Securities called for redemption by PLC Capital and of amounts, if any, available for distribution to the holders of Series A Preferred Securities upon dissolution, liquidation or winding-up after satisfaction of all creditors of PLC Capital.


CERTAIN COVENANTS OF PROTECTIVE LIFE
    In the Guarantee, Protective Life will covenant that, so long as any Series A Preferred Securities remain outstanding, neither Protective Life, nor any majority-owned subsidiary of Protective Life, shall declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock or make any guarantee payments with respect to the foregoing (other than (i) payments under the Guarantee or any other guarantee of any other series of Preferred Securities ranking PARI PASSU with the Series A Preferred Securities, (ii) dividends or guarantee payments to

Protective Life or (iii) redemptions or purchases pursuant to Protective Life's Share Purchase Rights Plan described under "Description of Capital Stock of Protective Life -- Junior Preferred Stock" in the Prospectus, or any successor to such Plan) if at such time (x) Protective Life shall have extended the period to the next interest payment date under the Series A Subordinated Debentures, or shall be in default with respect to its payment or other obligations under the Guarantee, (y) there shall have occurred any Event of Default or event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the Subordinated Indenture or (z) there shall exist any arrearage in the payment of accumulated dividends on the Series A Preferred Securities.


    Pursuant to the Guarantee, Protective Life will agree, to the extent permitted by law, that, so long as any Series A Preferred Securities are outstanding, (i) it shall maintain ownership, directly or indirectly, of 100% of the Common Securities, (ii) it shall not voluntarily dissolve, liquidate or wind-up PLC Capital, or permit PLC Capital to be dissolved, liquidated or wound-up, and (iii) it shall timely perform all of its respective duties under the L.L.C. Agreement.


AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes which do not adversely affect the rights of holders of Series A Preferred Securities (in which case no vote will be required), the Guarantee may be changed only with the prior approval of the holders of not less than 66 2/3% in liquidation preference of the Series A Preferred Securities by agreement in writing or present in person or by proxy at a separate general meeting and voting as a single class. All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of Protective Life and shall inure to the benefit of the holders of the Series A Preferred Securities. The quorum for any such meeting and the determination of the Series A Preferred Securities entitled to vote are set forth under "Description of the Series A Preferred Securities -- Voting Rights" above.

TERMINATION OF THE GUARANTEE

    The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price (including all accumulated arrears and accruals of unpaid dividends) of all Series A Preferred Securities, upon full payment of the amounts payable upon liquidation of PLC Capital or upon exchange of all Series A Preferred Securities for Series A Subordinated Debentures as described above. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Series A Preferred Securities must restore payment of any sums paid under the Series A Preferred Securities or the Guarantee.

STATUS OF THE GUARANTEE

    The Guarantee will rank PARI PASSU with the Series A Subordinated Debentures and, accordingly, will be subordinate and junior in right of payment to all Senior Indebtedness as such term is defined in the Subordinated Indenture. See "Description of Debt Securities of Protective Life -- Subordination under the Subordinated Indenture" in the accompanying Prospectus.

    The Guarantee will constitute a guarantee of payment and not of collection. A holder of Series A Preferred Securities may enforce the Guarantee directly against Protective Life, and Protective Life will waive any right or remedy to require that any action be brought against PLC Capital or any other person or entity before proceeding against Protective Life. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by PLC Capital and by complete performance of all obligations under the Guarantee.

GOVERNING LAW

    The Guarantee will be governed and construed in accordance with the laws of the State of New York.

              DESCRIPTION OF THE SERIES A SUBORDINATED DEBENTURES

    Set forth below is a summary of the terms of the Series A Subordinated Debentures that will evidence the loans to be made by PLC Capital to Protective Life of the proceeds of (i) the Series A

Preferred Securities and (ii) the Common Securities and related capital contributions ("Common Securities Payments"). Series A Subordinated Debentures
will  be issued under  the subordinated indenture, dated                 , 1994,
between Protective Life and AmSouth Bank, N.A., as Trustee (the "Subordinated Indenture"). See "Description of Debt Securities of Protective Life" in the accompanying Prospectus and the description below for a summary of the material terms of the Subordinated Indenture. The summary set forth below and the summary of the terms of the Subordinated Indenture in the accompanying Prospectus together address the material terms of the Series A Subordinated Debentures and the Subordinated Indenture but are subject to, and qualified in their entirety by reference to, the text of the Series A Subordinated Debentures and the Subordinated Indenture, forms of which have been filed as exhibits to the Registration Statement of which this Prospectus Supplement forms a part.


GENERAL


    Pursuant to the Subordinated Indenture, Protective Life will issue Series A Subordinated Debentures to PLC Capital in an aggregate principal amount of
$        , such amount  being the sum  of (i) the  aggregate stated  liquidation preference of the Series A Preferred Securities issued and sold by PLC Capital and (ii) the Common Securities Payments.



    The entire principal amount of the Series A Subordinated Debentures shall become due and payable (together with any accrued and unpaid interest thereon) on May , 2024 (the "Maturity Date"), subject to relending under conditions described under "Terms of the Series A Preferred Securities -- Mandatory Redemption upon Repayment of Series A Subordinated Debentures at Maturity." Upon exchange of the Series A Preferred Securities for Series A Subordinated Debentures, (i) the Series A Subordinated Debentures will no longer be subject to mandatory prepayment upon the dissolution, winding-up or liquidation of PLC Capital, (ii) the Series A Subordinated Debentures will not be subject to an election by Protective Life to exchange Series A Subordinated Debentures for new debentures or to repay the Series A Subordinated Debentures and re-borrow the proceeds from such repayment, (iii) Protective Life will use its best efforts to have the Series A Subordinated Debentures listed on the same exchange on which the Series A Preferred Securities are listed and (iv) the Subordinated Indenture or Series A Subordinated Debentures may, thereafter, be modified or amended with the consent of not less than 66 2/3% in principal amount of the Series A Subordinated Debentures at the time outstanding, PROVIDED, however, that no such modification or amendment may, without the consent of the holder of each Series A Subordinated Debenture affected thereby, (a) extend the stated maturity of the principal of any Series A Subordinated Debenture, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof or interest thereon is payable or impair the right to institute suit for the enforcement of any payment on any Series A Subordinated Debenture when due or (b) reduce the aforesaid principal amount of Series A Subordinated Debentures the consent of the holders of which is required for any such modification.


MANDATORY PREPAYMENT

    If PLC Capital redeems Series A Preferred Securities in cash for the Redemption Price in accordance with the terms thereof, the Series A Subordinated Debentures will become due and payable in a principal amount equal to the aggregate stated liquidation preference of the Series A Preferred Securities so redeemed (together with accrued interest on such principal amount to the date of redemption). Any payment pursuant to this provision shall be made prior to 12:00 noon, New York time, on the date of such redemption or at such other time on such earlier date as PLC Capital and Protective Life shall agree.

OPTIONAL PREPAYMENT


    Protective Life shall have the right to prepay the Series A Subordinated Debentures, without premium or penalty, in whole or in part (together with any
accrued but unpaid interest) at any time on or after             , 1999.

INTEREST

    The  Series A Subordinated Debentures shall  bear interest at an annual rate
of   % from             , 1994 until maturity. Such interest shall be payable on
the last day of each calendar month of each year, commencing May , 1994. Interest will be computed on the basis of twelve 30-day months and a 360-day year and, for any interest period that is shorter than a full calendar month, will be calculated on the basis of the actual number of days elapsed in such period. If any date on which interest is payable on the Series A Subordinated Debentures is not a Business Day, then payment of the interest due on such date may be made on the next succeeding Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date; PROVIDED, however, that Protective Life shall have the right at any time or times during the term of the Series A Subordinated Debentures, so long as Protective Life is not in default in the payment of interest on the Series A Subordinated Debentures, to extend the interest payment period to the next interest payment date by a period (not to exceed 60 months from the last date on which interest was paid in full) at the end of which Protective Life shall pay all interest then accrued and unpaid (together with interest thereon at the rate specified for the Series A Subordinated Debentures to the extent permitted by applicable law); and PROVIDED FURTHER that, during any such extended interest period, or at any time during which there is an uncured Default or Event of Default under the Series A Subordinated Debentures, Protective Life shall not pay any dividends on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its shares of capital stock or make any guarantee payments with respect to the foregoing (other than (a) redemptions or purchases pursuant to Protective Life's Share Purchase Rights Plan described under "Description of Capital Stock of Protective Life -- Junior Preferred Stock" in the Prospectus, or any successor to such Plan and (b) payments under any guarantee of the Series A Preferred Securities or any other series of Preferred Securities ranking PARI PASSU with the Series A Preferred Securities). Protective Life shall give PLC Capital and the holders of the Series A Preferred Securities not less than five Business Days' prior notice of its selection of such extended interest payment period.

METHOD AND DATE OF PAYMENT


    Each payment by Protective Life of principal and interest on the Series A Subordinated Debentures shall be made to PLC Capital in United States Dollars at such place and to such account as may be designated by PLC Capital.


SET-OFF

    Notwithstanding anything to the contrary in the Subordinated Indenture or the Series A Subordinated Debentures, Protective Life shall have the right to set-off any payment it is otherwise required to make thereunder with and to the extent Protective Life has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

SUBORDINATION


    The Subordinated Indenture will provide that Protective Life and PLC Capital covenant and agree that each of the Series A Subordinated Debentures is subordinate and junior in right of payment to all Senior Indebtedness as provided in the Subordinated Indenture. The Subordinated Indenture defines the term "Senior Indebtedness" as the principal, premium, if any, and interest on
(i) all indebtedness of Protective Life, whether outstanding on the date of the Series A Subordinated Debentures or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities, (ii) any indebtedness of others of the kinds described in the preceding clause (i) for the payment of which Protective Life is responsible or liable as guarantor or otherwise and (iii) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to the Series A Subordinated Debentures. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness. For a more detailed description of the subordination provisions set forth in the Subordinated Indenture, see "Description of Debt Securities of Protective Life -- Subordination under the Subordinated Indenture" in the accompanying Prospectus.

COVENANTS

    In the Series A Subordinated Debentures, Protective Life will agree that, so long as the Series A Preferred Securities are outstanding, (i) it shall not declare or pay any dividend on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of its capital stock, or make any guarantee payments with respect to the foregoing (other than (a) redemptions or purchases pursuant to Protective Life's Share Purchase Rights Plan described under "Description of Capital Stock of Protective Life -- Junior Preferred Stock" in the Prospectus, or any successor to such Plan and (b) payments under any guarantee of the Series A Preferred Securities or any other series of Preferred Securities ranking PARI PASSU with the Series A Preferred Securities) if at such time (x) there shall have occurred any Event of Default or event (a "Default") that, with the giving of notice or the lapse of time or both, would constitute an Event of Default or (y) Protective Life shall be in default with respect to its payment or other obligations under any guarantee of the Series A Preferred Securities, (ii) it shall maintain ownership, directly or indirectly, of all of the Common Securities and (iii) it shall timely perform all of its respective duties under the L.L.C. Agreement.

    Protective Life also will agree (i) that its obligations under the Series A Subordinated Debentures will also be for the benefit of the holders from time to time of the Series A Preferred Securities and that such holders or a trustee acting on behalf of such holders will be entitled to enforce the Series A Subordinated Debentures directly against Protective Life as third party beneficiaries of Protective Life's obligations thereunder, and (ii) not to consolidate with or merge into another entity or permit another entity to consolidate with or merge into it unless (a) at such time no default or Event of Default has occurred and is continuing, or would occur as a result of such merger and (b) Protective Life is the survivor of such merger or the entity formed by or resulting from such merger shall expressly assume payment of the principal of and premium, if any, and interest on the Series A Subordinated Debentures.

EVENTS OF DEFAULT

    If an Event of Default (as defined in the Subordinated Indenture and described in the accompanying Prospectus) shall occur and be continuing, PLC Capital will have the right to declare the principal of and the interest on the Series A Subordinated Debentures (including any interest subject to an extension of the interest payment period) and any other amounts payable on the Series A Subordinated Debentures to be forthwith due and payable, whereupon the Series A Subordinated Debentures and any other amounts payable in respect of the Series A Subordinated Debentures under the Series A Subordinated Debentures or the Subordinated Indenture shall be forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which will be waived by Protective Life, and PLC Capital will have the right to enforce its other rights as a defaulted creditor with respect to the Series A Subordinated Debentures, subject to the subordination provisions thereof. See "Description of Debt Securities of Protective Life -- Events of Default, Notice and Certain Rights on Default" in the accompanying Prospectus. Under the terms of the Series A Preferred Securities, the holders of outstanding Series A Preferred Securities will have the rights referred to under "Terms of the Series A Preferred Securities -- Voting Rights", including the right to appoint a trustee, which trustee shall be authorized to exercise PLC Capital's rights to accelerate the principal amount of the Series A Subordinated Debentures and to enforce PLC Capital's other rights under the Series A Subordinated Debentures. Because the Series A Subordinated Debentures will be for the benefit of the holders of Series A Preferred Securities, PLC Capital will agree that it will declare principal of and interest on the Series A Subordinated Debentures due and payable in the event of an interest payment or covenant Event of Default if, and only if, so directed by holders of 25% or more of the Series A Preferred Securities, or by a trustee appointed by such holders as a result of an arrearage in dividend payments on the Series A Preferred Securities.

MISCELLANEOUS

    Protective Life shall have the right at all times to assign any of its rights or obligations under the Series A Subordinated Debentures to a direct or indirect wholly-owned subsidiary of Protective Life; PROVIDED, HOWEVER, that, in the event of any such assignment, Protective Life shall remain jointly and severally liable for all such obligations. PLC Capital may not assign any of its rights under the Series A Subordinated Debentures, other than in connection with a merger or consolidation or sale of assets or exchange permitted under the terms of the Series A Preferred Securities. Subject to the foregoing, the Series A Subordinated Debentures shall be binding upon and inure to the benefit of Protective Life and PLC Capital and their respective successors and assigns. Any assignment by Protective Life or PLC Capital in contravention of such provisions will be null and void.

    The Series A Subordinated Debentures and the Subordinated Indenture will be governed by and construed in accordance with the internal laws of the State of New York.

    The Series A Subordinated Debentures may be amended by mutual consent of the parties in the manner the parties shall agree; PROVIDED, HOWEVER, that, so long as any of the Series A Preferred Securities remain outstanding, no such amendment shall be made that adversely affects the holders of the Series A Preferred Securities, no termination of the Series A Subordinated Debentures shall occur, and no Event of Default or compliance with any covenant under the Series A Subordinated Debentures may be waived by PLC Capital, without the prior approval of the holders of at least 66 2/3% in liquidation preference of all Series A Preferred Securities then outstanding, in writing or at a duly constituted meeting of such holders.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


    The following is a summary of the material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Series A Preferred Securities by a beneficial owner acquiring Series A Preferred Securities on their original issue at the original offering price who is (i) an individual citizen or a resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) an estate or trust subject to United States federal income taxation without regard to the source of its income (a "United States Person"). The statements of law or legal conclusion set forth in this summary constitute the opinion of Debevoise & Plimpton, special counsel to Protective Life and PLC Capital. This summary does not address potential tax consequences to a purchaser that is not a United States Person. Neither PLC Capital nor Protective Life is required to pay any additional amounts with respect to payments of dividends on the Series A Preferred Securities if any withholding or similar taxes are imposed on any such dividends; accordingly, any such taxes would reduce the amounts that would be received by any beneficial owner that is not a United States Person. PROSPECTIVE PURCHASERS OF THE SERIES A PREFERRED SECURITIES THAT ARE NOT UNITED STATES PERSONS ARE URGED TO CONSULT THEIR TAX ADVISORS.


    This summary does not purport to address all potential tax consequences that may be applicable to a beneficial owner of a Series A Preferred Security, and is not intended to be wholly applicable to all categories of investors (including insurance companies, banks, tax-exempt organizations, dealers in securities and persons acquiring Series A Preferred Securities as a straddle or hedge or as part of a "conversion transaction") or persons whose functional currency is not the United States dollar. This discussion is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations (including proposed Treasury Regulations), Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Such changes may be applied retroactively in a manner that could cause tax consequences to vary substantially from the consequences described below, possibly adversely affecting a beneficial owner of a Series A Preferred Security. These authorities are subject to various interpretations and it is therefore possible that the federal income tax treatment of the Series A Preferred Securities may differ from the treatment described below.

    PROSPECTIVE PURCHASERS OF SERIES A PREFERRED SECURITIES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES AS TO THE FEDERAL TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SERIES A PREFERRED SECURITIES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.


INCOME FROM SERIES A PREFERRED SECURITIES


    PLC Capital will be treated as a partnership for federal income tax purposes. Each beneficial owner of a Series A Preferred Security (a "Securityholder") will be required to include in gross income its distributive share of PLC Capital's net income. PLC Capital anticipates that such income will generally not exceed dividends received on a Series A Preferred Security, except in limited circumstances as described under "-- Potential Extension of Payment Period" and "-- Information Returns." Any amount so included in a Securityholder's gross income will increase its tax basis in the Series A Preferred Securities, and the amount of cash dividends to the Securityholder will reduce its tax basis in the Series A Preferred Securities. No portion of such income will be eligible for the dividends received deduction.


    PLC Capital does not presently intend to make an election under section 754 of the Code. In the event no such election is made, a subsequent purchaser of Series A Preferred Securities may not be permitted to adjust its taxable income from PLC Capital to reflect any difference between its purchase price for the Series A Preferred Securities and PLC Capital's underlying tax basis in its assets.

SALE OR REDEMPTION OF SERIES A PREFERRED SECURITIES

    Gain or loss will be recognized on a sale of Series A Preferred Securities (including a distribution of cash in redemption of all of a Securityholder's Series A Preferred Securities) equal to the difference between the amount realized and the Securityholder's tax basis for the Series A Preferred Securities sold or so redeemed. Gain or loss recognized by a Securityholder on the sale or exchange of a Series A Preferred Security held for more than one year will generally be taxable as long-term capital gain or loss. See "--Market Discount and Premium" below.

POTENTIAL EXTENSION OF PAYMENT PERIOD


    Under the terms of the Series A Subordinated Debentures, Protective Life may be permitted to extend the interest payment period to up to 60 months. In the event that Protective Life exercises this right, Protective Life may not, among other things, declare dividends on any share of its preferred or common stock. In the event that the payment period is extended, PLC Capital will continue to accrue income equal to the amount of the interest payment due at the end of the extended payment period, based on a constant yield method, over the length of the extended payment period.



    Accrued income for any month will be allocated by PLC Capital to Securityholders of record on the record date for dividends in respect of such month (whether or not dividends are actually paid). Securityholders of record during an extended interest payment period should include in gross income amounts in respect of interest so allocated to them in advance of the receipt of cash. The tax basis of a Series A Preferred Security will be increased by any such amounts that are included in income without a receipt of cash, and will be decreased when such cash is subsequently received from PLC Capital.


EXCHANGE OF SERIES A PREFERRED SECURITIES FOR SERIES A SUBORDINATED DEBENTURES


    Upon the occurrence of an Investment Company Act Event or a Tax Event, as described under "Description of the Series A Preferred Securities -- Optional Redemption," PLC Capital may distribute the Series A Subordinated Debentures (or beneficial interests therein) in exchange for, and liquidation of, the Series A Preferred Securities. Prior to any exchange following an Investment Company Act Event, PLC Capital is required to obtain an opinion of independent nationally recognized tax counsel experienced in such matters to the effect that a holder of Series A Preferred Securities will not recognize gain or loss for federal income tax purposes as a result of such exchange. If the exchange occurs following a Tax Event that relates to the deductibility by Protective Life of interest payable on the Series A Subordinated Debentures and PLC Capital has not become subject to Federal income tax, such exchange would be treated as a non-taxable exchange to a Securityholder. In the event of a non-taxable exchange, such

Securityholder would have an aggregate tax basis in the Series A Subordinated Debentures received equal to such Securityholder's aggregate tax basis in its Series A Preferred Securities. A Securityholder's holding period for the Series A Subordinated Debentures so received will include the period for which the Series A Preferred Securities were held by such Securityholder. If a Tax Event has occurred and PLC Capital has become subject to federal income tax with respect to interest received on the Series A Subordinated Debentures, the exchange will be taxable to a Securityholder, who will recognize gain or loss measured by the difference between such Securityholder's basis in its Series A Preferred Securities and the value of the Series A Subordinated Debentures received in exchange therefor. In such a case, the holding period of a Securityholder for the Series A Subordinated Debentures received in the exchange will not include the period in which the Series A Preferred Securities were held.



    After any exchange of Series A Preferred Securities for Series A Subordinated Debentures, holders of the Series A Subordinated Debentures (including those otherwise using a cash basis method of accounting) should include interest on the Series A Subordinated Debentures in income as it accrues, based on a constant yield method, before the receipt of payments of interest, including in circumstances where Protective Life has extended the interest payment period. See "--Potential Extension of Payment Period". If issuance costs of the Series A Subordinated Debentures are determined to be expenses of PLC Capital, the issue price of the Series A Subordinated Debentures could be treated as being less than the stated principal amount thereof, in which case the amount of interest that a holder of Series A Subordinated
Debentures would be required to include in income could exceed the amount of stated interest thereon. Such holder's tax basis in the Series A Subordinated Debentures will be increased by accrued interest previously included in income by such holder and reduced by the payment of such interest. Gain or loss will be recognized on the sale, exchange or retirement of Series A Subordinated Debentures equal to the difference between the amount realized and such holder's tax basis in the Series A Subordinated Debentures sold, exchanged or retired. Gain or loss recognized by a holder on the sale, exchange or retirement of Series A Subordinated Debentures held for more than one year will generally be taxable as long-term capital gain or loss. See "--Market Discount and Premium".


MARKET DISCOUNT AND PREMIUM


    If a Securityholder receives Series A Subordinated Debentures in exchange for Series A Preferred Securities in a transaction in which gain or loss is recognized (see "-- Exchange of Series A Preferred Securities for Series A Subordinated Debentures"), such holder may have market discount or acquisition premium with respect to the Series A Subordinated Debentures. Securityholders (other than initial purchasers who acquire Series A Preferred Securities at their original offering price) may be considered to have market discount or acquisition premium under certain circumstances and are advised to consult their own tax advisors.


INFORMATION RETURNS

    The Managing Member will furnish each Securityholder with a Schedule K-1 setting forth such Securityholder's allocable share of income within 90 days after the close of PLC Capital's taxable year. In preparing this information, the Managing Member will use various accounting and reporting conventions to determine a Securityholder's allocable share of income. See "-- Potential Extension of Payment Period". If such conventions were successfully challenged by the Internal Revenue Service, the distributive share of PLC Capital's income allocable to Series A Preferred Securities in respect of a month in which such Series A Preferred Securities are sold may be allocated between the seller and purchaser on some other basis. Any amount so allocated to the Securityholder, whether as seller or purchaser, would be includible in the Securityholder's income and would increase the Securityholder's tax basis in its Series A Preferred Securities.

    Any person who holds Series A Preferred Securities as a nominee for another person is required to furnish to PLC Capital (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States Person, (ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Series A Preferred

Securities held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are a United States Person and certain information on Series A Preferred Securities they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to PLC Capital. The nominee is required to supply the beneficial owner of the Series A Preferred Securities with the information furnished to PLC Capital.

                                 ERISA MATTERS

    PLC Capital, Protective Life and other affiliates of PLC Capital or Protective Life may each be considered a "party in interest" (within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase and/or holding of Series A Preferred Securities or Series A
Subordinated Debentures by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of
Section 4975 of the Code (including individual retirement arrangements and other plans described in Section 4975(e)(1) of the Code) and with respect to which PLC Capital, Protective Life or any other affiliate of PLC Capital or Protective Life is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Series A Preferred Securities or Series A Subordinated Debentures, are acquired pursuant to and in accordance with an applicable exemption, such as Prohibited Transaction Class Exemption ("PTCE") 84-14 (an exemption for certain transactions determined by an independent qualified professional asset manager), PTCE 91-38 (an exemption for certain transactions involving bank collective investment funds) or PTCE 90-1 (an exemption for certain transactions involving insurance company pooled separate accounts). Any pension or other employee benefit plan proposing to acquire any Series A Preferred Securities should consult with its counsel.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement, PLC Capital has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co., Dean Witter Reynolds Inc., Kidder, Peabody & Co. Incorporated and The Robinson-Humphrey Company, Inc. (the "Representatives") are acting as representatives, has severally agreed to purchase from PLC Capital, the respective number of Series A Preferred Securities set forth opposite its name below.

                                                                                         NUMBER OF
                                                                                          SERIES A
                                   UNDERWRITERS                                     PREFERRED SECURITIES
- - - ----------------------------------------------------------------------------------  --------------------
Goldman, Sachs & Co...............................................................
Dean Witter Reynolds Inc..........................................................
Kidder, Peabody P Co. Incorporated................................................
The Robinson-Humphrey Company, Inc................................................
        Total.....................................................................
                                                                                           --------
                                                                                           --------

    Under  the  terms  and  conditions   of  the  Underwriting  Agreement,   the
Underwriters are committed to take and pay for all the Series A Preferred Securities offered hereby, if any are taken.

    The Underwriters propose to offer the Series A Preferred Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession of $[ ] per Series A Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $[ ] per Series A Preferred Security to certain brokers and dealers. After the Series A Preferred Securities are released for sale to the public, the public offering price and other selling terms may from time to time be varied by the Representatives.


    In view of the fact that the proceeds of the sale of the Series A Preferred Securities will be loaned to Protective Life, pursuant to the Underwriting Agreement Protective Life has agreed to pay to the Underwriters, as compensation
for  their services, an amount equal to  $                per Series A Preferred
Security, except that such compensation  will be $                 per Series  A
Preferred Security sold to certain institutions.


    Certain of the Underwriters are customers of, or engage in transactions with, and from time to time have performed services for, Protective Life and its subsidiaries and associated companies in the ordinary course of business.


    Prior to this offering, there has been no market for the Series A Preferred Securities. The Series A Preferred Securities have been approved for listing on the NYSE, subject to official notice of issuance. In order to meet one of the requirements for listing the Series A Preferred Securities on the NYSE, the Underwriters have undertaken to sell Series A Preferred Securities to a minimum of 400 beneficial holders.


    PLC Capital and Protective Life have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL OPINIONS

    Tax matters described under "Certain Federal Income Tax Considerations" in this Prospectus Supplement have been passed upon by Debevoise & Plimpton. In rendering its opinion, Debevoise & Plimpton has relied upon an opinion of Richards, Layton & Finger, P.A. as to certain matters of Delaware law.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 25, 1994

PROSPECTUS
                               U.S. $175,000,000
                          PROTECTIVE LIFE CORPORATION
                                DEBT SECURITIES
                                PREFERRED STOCK

                               PLC CAPITAL L.L.C.

            CUMULATIVE MONTHLY INCOME PREFERRED SECURITIES ("MIPS"*)
                  GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
                          PROTECTIVE LIFE CORPORATION
                                ---------------

    Protective Life Corporation, a Delaware corporation ("Protective Life"), may from time to time offer (a) its debt securities, consisting of debentures, notes and/or other evidences of indebtedness representing unsecured obligations of Protective Life (the "Debt Securities"), and (b) shares of preferred stock, par value $1.00 per share ("Preferred Stock"), in each case in one or more series and in amounts, at prices and on terms to be determined at the time of offering.

    PLC Capital L.L.C., a limited liability company formed under the laws of the State of Delaware ("PLC Capital"), may from time to time offer, in one or more series, its Cumulative Monthly Income Preferred Securities (the "Preferred Securities") representing preferred limited liability company interests in PLC Capital. PLC Capital was formed by Protective Life solely to issue Preferred Securities and common limited liability company interests ("Common Securities") and loan the proceeds thereof to Protective Life. Accordingly, the proceeds of an offering of Preferred Securities, together with all capital contributions made in respect of Common Securities, will be loaned to Protective Life in exchange for subordinated Debt Securities of Protective Life ("Subordinated Debentures") having the terms described herein. Interest and principal payments on the Subordinated Debentures are intended to fund the payment of periodic distributions ("dividends") and redemption and liquidation distributions on the Preferred Securities and the Common Securities. The payment of dividends (but only if and to the extent declared out of moneys held by PLC Capital and legally available therefor), and payments on liquidation (but only to the extent of the remaining assets of PLC Capital) or redemption at the option of PLC Capital with respect to the Preferred Securities will be guaranteed by a subordinated guarantee (the "Guarantee") of Protective Life to the extent set forth herein. See "PLC Capital L.L.C." and "Description of Certain Contractual Back-Up Obligations of Protective Life" for a description of the various contractual backup obligations of Protective Life.

    Specific terms of the particular Debt Securities, Preferred Stock and Preferred Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement"), which will describe, without limitation and where applicable, the following: (x) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination, maturity, premium, if any, interest rate (which may be fixed or variable) or method of calculating interest, if any, place or places where principal, premium, if any, and interest, if any, will be payable, currency in which principal, premium, if any, and interest, if any, will be payable, any terms of redemption, any sinking fund provisions, any listing on a securities exchange and other special terms, and
(y) in the case of Preferred Stock and Preferred Securities, the specific designation, stated value and liquidation preference per share or security and number of shares or securities offered, dividend rate (which may be fixed or variable) or method of calculating dividends, place or places where dividends will be payable, any terms of redemption, any listing on a securities exchange and other special terms.

    The offering price to the public of the Offered Securities will be limited to U.S. $175,000,000 in the aggregate (or its equivalent (based on the applicable exchange rate at the time of issue), if Offered Securities are offered for consideration denominated in one or more foreign currencies or currency units as shall be designated by Protective Life). The Debt Securities may be denominated in United States dollars or, at the option of Protective Life if so specified in the applicable Prospectus Supplement, in one or more foreign currencies or currency units. The Debt Securities may be issued in registered form or bearer form, or both. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities.

    The Offered Securities may be sold to or through underwriters, through dealers or agents or directly to purchasers. See "Plan of Distribution". The names of any underwriters, dealers or agents involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them will be set forth in a Prospectus Supplement.

    This Prospectus may not be used to consummate sales of offered securities unless accompanied by a Prospectus Supplement.

                           --------------------------

THESE  SECURITIES HAVE  NOT BEEN APPROVED  OR DISAPPROVED BY  THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
     SECURITIES  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON  THE  ACCURACY OR  ADEQUACY  OF THIS  PROSPECTUS.  ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- - - --------------------------
*An  application has been filed  by Goldman, Sachs &  Co. with the United States
 Patent and Trademark Office for the registration of the MIPS servicemark.

                 The date of this Prospectus is         , 1994.

                             AVAILABLE INFORMATION


    Protective Life is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information concerning Protective Life can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.


    This Prospectus constitutes a part of a registration statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by Protective Life and PLC Capital with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to Protective Life, PLC Capital and the Offered Securities, reference is made to the Registration Statement. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C. and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

    No separate financial statements of PLC Capital have been included herein. Protective Life and PLC Capital do not consider that such financial statements would be material to holders of the Preferred Securities because PLC Capital is a newly organized special purpose entity, has no operating history and no independent operations and is not engaged in, and does not propose to engage in, any activity other than the issuance of the Preferred Securities and the Common Securities and the lending of the net proceeds thereof to Protective Life pursuant to loans to be evidenced by Subordinated Debentures. See "PLC Capital L.L.C". PLC Capital is a limited liability company formed under the laws of the State of Delaware and will be managed by Protective Life, in its capacity as a holder of Common Securities.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    Protective Life's Quarterly Report on Form 10-Q for the three month period ended March 31, 1994, its Annual Report on Form 10-K for the year ended December 31, 1993, its Form 10-K/A (amending its Annual Report on Form 10-K for the year ended December 31, 1993) dated May 19, 1994 and its Current Report on Form 8-K dated August 4, 1993, as filed with the Commission pursuant to the Exchange Act (file no. 0-9924), are incorporated herein by reference.


    Each  document or report  subsequently filed by  Protective Life pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    Protective Life will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than certain exhibits to such documents. Requests should be directed to: Protective Life Corporation, P.O. Box 2606, Birmingham, Alabama 35202 (telephone: (205) 879-9230).

                          PROTECTIVE LIFE CORPORATION

    Protective Life, a Delaware corporation incorporated in 1981, is an insurance holding company that owns a group of life insurance companies that provide financial services through the production, distribution and administration of insurance and investment products. Protective Life Insurance Company ("Protective Life Insurance"), founded in 1907, is Protective Life's principal operating subsidiary.


    During 1993, Protective Life reported revenues of $760 million and net income of $57 million. During the three months ended March 31, 1994, Protective Life reported revenues of $196 million and net income of $17 million. At March 31, 1994, Protective Life had total assets of $5.4 billion, stockholders' equity of $319 million and life insurance inforce of $43.3 billion. Protective Life's insurance subsidiaries generated approximately 94% of its revenues in 1993 and 98% of its revenues for the three months ended March 31, 1994. Protective Life Insurance is currently rated A+ (Superior) by A.M. Best Company, Inc. ("A.M. Best"). A.M. Best, an independent insurance industry rating organization, assigns fifteen letter ratings to insurance companies, ranging from "A++
(Superior)" to "C- (Fair)." A.M. Best's ratings are based on factors of relevance primarily to policyholders and are not directed to the protection of investors, such as holders of the Offered Securities. Such ratings do not apply to the Offered Securities.


    Protective Life's principal executive offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223, and its telephone number is (205) 879-9230.

    Protective Life's ability to pay principal and interest on any Debt Securities, Preferred Stock or Subordinated Debentures is affected by the ability of its insurance company subsidiaries, Protective Life's principal sources of cash flow, to declare and distribute dividends and to make payments on surplus notes (i.e., deeply subordinated intercompany notes owed by insurance company subsidiaries to Protective Life that are treated as equity capital for statutory accounting purposes), both of which may be limited by regulatory restrictions and, in the case of payments on surplus notes, by certain financial covenants. Protective Life's cash flow is also dependent on revenues from investment, data processing, legal and management services rendered to its subsidiaries. Insurance company subsidiaries of Protective Life are subject to various state statutory and regulatory restrictions, applicable to insurance companies generally, that limit the amount of cash dividends, loans and advances that those subsidiaries may pay to Protective Life. Under Tennessee insurance laws, Protective Life Insurance may generally only pay dividends to Protective Life out of its unassigned surplus as reflected in its statutory financial statements filed in that State. In addition, the Tennessee Commissioner of Insurance must approve (or not disapprove within 30 days of notice) payment of an "extraordinary" dividend from Protective Life Insurance, which generally under Tennessee insurance laws is a dividend that exceeds, together with all dividends paid by Protective Life Insurance within the previous 12 months, the greater of (i) 10% of Protective Life Insurance's surplus as regards policyholders at the preceding December 31 or (ii) the net gain from operations of Protective Life Insurance for the 12 months ended on such December 31. The maximum amount that would qualify as ordinary dividends to Protective Life by its insurance subsidiaries in 1994 is estimated to be $57 million. No assurance can be given that more stringent restrictions will not be adopted from time to time by states in which Protective Life's insurance subsidiaries are domiciled, which restrictions could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to Protective Life by such subsidiaries without affirmative prior approval by state insurance regulatory authorities.

    In the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of a subsidiary of Protective Life, all creditors of such subsidiary, including holders of life and health insurance policies, would be entitled to payment in full out of the assets of such subsidiary before Protective Life, as shareholder or holder of surplus notes, would be entitled to any payment, and thus such creditors would have to be paid in full before the creditors of Protective Life (including holders of Debt Securities or Subordinated Debentures) would be entitled to receive any payment from the assets of such subsidiary.

                               PLC CAPITAL L.L.C.

    PLC Capital is a limited liability company formed under the laws of the State of Delaware. PLC Capital's offices are located at 2801 Highway 280 South, Birmingham, Alabama 35223 (Telephone: (205) 879-9230). Protective Life owns, directly and indirectly, all of the Common Securities of PLC Capital, which Common Securities are nontransferable. PLC Capital was formed by Protective Life and its wholly-owned subsidiary solely to issue Common Securities and Preferred Securities (collectively, the "Membership Securities") and to lend the proceeds thereof to Protective Life in exchange for Subordinated Debentures. Interest and principal payments on Subordinated Debentures are intended to fund the payment of dividends and redemption and liquidation distributions on the Membership Securities. Accordingly, PLC Capital's sole source of cash flow is Protective Life, and PLC Capital's ability to make dividend and other payments in respect of Preferred Securities will be dependent on interest and principal payments by Protective Life on the Subordinated Debentures. See "Protective Life Corporation".

    PLC Capital will be managed by Protective Life, in its capacity as a holder of Common Securities (in such capacity, the "Managing Member"). Holders of Membership Securities in PLC Capital are referred to herein as "Members." PLC Capital's Amended and Restated Limited Liability Company Agreement (the "L.L.C. Agreement") provides that Protective Life, in its capacity as a holder of Common Securities, shall be liable for all obligations and liabilities of PLC Capital (including tax obligations, but excluding obligations in respect of Preferred Securities). Under Delaware law, members who hold Series A Preferred Securities (other than Protective Life) will not be liable for the debts, obligations and liabilities of PLC Capital, whether arising in contract, tort or otherwise, solely by reason of being a member of PLC Capital (subject to any obligation such members may have to repay any funds that may have been wrongfully distributed to them).

                                USE OF PROCEEDS

    The proceeds from the sale of any Preferred Securities (together with any capital contributed in respect of Common Securities) will be loaned to Protective Life in exchange for Subordinated Debentures. Protective Life will use borrowings from PLC Capital, and the net proceeds from any sale of Debt Securities or Preferred Stock, for general corporate purposes, including, but not limited to, repayments of indebtedness of Protective Life or its subsidiaries. A more detailed description of the use of proceeds of any specific offering of Offered Securities shall be set forth in the Prospectus Supplement pertaining to such offering.


                RATIOS OF CONSOLIDATED EARNINGS TO FIXED CHARGES


    The following table sets forth Protective Life's ratios of earnings to fixed charges:



                                                                                                        THREE
                                                                                                        MONTHS
                                                                                                        ENDED
                                                                          YEAR ENDED DECEMBER 31,     MARCH 31,
                                                                        ----------------------------  ----------
                                                                        1989  1990  1991  1992  1993  1993  1994
                                                                        ----  ----  ----  ----  ----  ----  ----
Ratio of Consolidated Earnings to Fixed Charges (1)...................  25.3   8.2   9.7  13.5  14.4  13.9  13.4
Ratio of Consolidated Earnings to Interest on Debt and Interest
 Credited on Investment Products (2)..................................   3.1   1.6   1.4   1.3   1.4   1.3   1.4

- - - ------------------------
(1) The ratio of consolidated earnings to fixed charges is calculated by dividing the sum of income before income tax (excluding pretax minority interest) and interest expense on debt, by interest expense on debt.
(2) The ratio of consolidated earnings to interest on debt and interest credited on investment products is calculated by dividing the sum of income before income tax (excluding pre-tax minority interest), interest expense on debt and interest credited on investment products, by the sum of interest expense on debt and interest credited on investment products. Investment products include products such as guaranteed investment contracts and annuities.

               DESCRIPTION OF DEBT SECURITIES OF PROTECTIVE LIFE

    The Debt Securities offered hereby  are to be issued  in one or more  series
under  either (i) the Senior Indenture, dated as of          , 1994 (the "Senior
Indenture"), between Protective Life and The  Bank of New York, as Trustee  (the
"Trustee")  or (ii) the Subordinated Indenture, dated as of          , 1994 (the
"Subordinated Indenture" and, together with the Senior Indenture, the "Indentures"), between Protective Life and AmSouth Bank NA, as trustee (also, the "Trustee"), the forms of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

    The statements herein relating to the Debt Securities and the following summaries of certain provisions of the Indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indentures (as they may be amended or supplemented from time to time), including the definitions therein of certain terms capitalized in this Prospectus. Whenever particular Sections or defined terms of the Indentures (as they may be amended or supplemented from time to time) are referred to herein or in a Prospectus Supplement, such Sections or defined terms are incorporated herein or therein by reference.

GENERAL

    The Debt Securities will be unsecured obligations of Protective Life. The Debt Securities issued under the Senior Indenture will be unsecured and will rank PARI PASSU with all other unsecured and unsubordinated obligations of Protective Life. The Debt Securities issued under the Subordinated Indenture will be subordinate and junior in right of payment to the extent and in the manner set forth in the Subordinated Indenture to all Senior Indebtedness of Protective Life. See "-- Subordination under the Subordinated Indenture." The Indentures do not limit the aggregate amount of Debt Securities which may be issued thereunder, nor do they limit the incurrence or issuance of other secured or unsecured debt of Protective Life.

    Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for a description of the specific series of Debt Securities being offered thereby, including: (1) the title of such Debt Securities; (2) any limit upon the aggregate principal amount of such Debt Securities; (3) the date or dates on which the principal of and premium, if any, on such Debt Securities will mature or the method of determining such date or dates; (4) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method of calculating such rate or rates; (5) the date or dates from which interest, if any, will accrue or the method by which such date or dates will be determined; (6) the date or dates on which interest, if any, will be payable and the record date or dates therefor;
(7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable; (8) the period or periods within which, the price or prices at which, the currency or currencies (including currency unit or units) in which, and the terms and conditions upon which, such Debt Securities may be redeemed, in whole or in part, at the option of Protective Life; (9) the obligation, if any, of Protective Life to redeem or purchase such Debt Securities pursuant to any sinking fund or analogous provisions or upon the happening of a specified event and the period or periods within which, the price or prices at which and the other terms and conditions upon which, such Debt Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligations; (10) the denominations in which such Debt Securities are authorized to be issued; (11) the currency or currency unit for which Debt Securities may be purchased or in which Debt Securities may be denominated and/ or the currency or currencies (including currency unit or units) in which principal of, premium, if any, and interest, if any, on such Debt Securities will be payable and whether Protective Life or the holders of any such Debt Securities may elect to receive payments in respect of such Debt Securities in a currency or currency unit other than that in which such Debt Securities are stated to be payable; (12) if other than the principal amount thereof, the portion of the principal amount of such Debt Securities which will be payable upon declaration of the acceleration of the maturity thereof or the method by which such portion shall be determined; (13) the person to whom any interest on any such Debt Security shall be payable if other than the person in whose name such Debt Security is registered on the applicable record date; (14) any addition to, or modification or deletion of, any Event of Default or any covenant of Protective Life specified in the Indenture with respect to such Debt Securities; (15) the application, if any, of such means of defeasance or covenant defeasance as may be specified for such Debt Securities; (16) whether such Debt Securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depository for such global security or securities; and (17) any other special terms pertaining to such Debt Securities. (Section 3.1 of each Indenture.) Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange.

    Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in fully-registered form without coupons. Where Debt Securities of any series are issued in bearer form, the special restrictions and considerations, including special offering restrictions and special federal income tax considerations, applicable to any such Debt Securities and to payment on and transfer and exchange of such Debt Securities will be described in the applicable Prospectus Supplement. Bearer Debt Securities will be transferable by delivery. (Section 3.5 of each Indenture.)

    Debt Securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain federal income tax consequences and special considerations applicable to any such Debt Securities will be described in the applicable Prospectus Supplement.

    If the purchase price of any of the Debt Securities is payable in one or more foreign currencies or currency units or if any Debt Securities are denominated in one or more foreign currencies or currency units or if the principal of, premium, if any, or interest, if any, on any Debt Securities is payable in one or more foreign currencies or currency units, the restrictions, elections, certain federal income tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currency units will be set forth in the applicable Prospectus Supplement.

    The general provisions of the Indentures do not afford holders of the Debt Securities protection in the event of a highly leveraged or other transaction involving Protective Life that may adversely affect holders of the Debt Securities.

PAYMENT, REGISTRATION, TRANSFER AND EXCHANGE

    Unless otherwise provided in the applicable Prospectus Supplement, payments in respect of the Debt Securities will be made in the designated currency at the office or agency of Protective Life maintained for that purpose as Protective Life may designate from time to time, except that, at the option of Protective Life, interest payments, if any, on Debt Securities in registered form may be made (i) by checks mailed to the holders of Debt Securities entitled thereto at their registered addresses or (ii) by wire transfer to an account maintained by the person entitled thereto as specified in the Register. (Sections 3.7(a) and 9.2 of each Indenture.) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Debt Securities in registered form will be made to the person in whose name such Debt Security is registered at the close of business on the regular record date for such interest. (Section 3.7(a) of each Indenture.)

    Payment in respect of Debt Securities in bearer form will be made in the currency and in the manner designated in the Prospectus Supplement, subject to any applicable laws and regulations, at such paying agencies outside the United States as Protective Life may appoint from time to time. The paying agents outside the United States initially appointed by Protective Life for a series of Debt Securities will be named in the Prospectus Supplement. Protective Life may at any time designate additional paying agents or rescind the designation of any paying agents, except that, if Debt Securities of a series are issuable as Registered Securities, Protective Life will be required to maintain at least one paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as Bearer Securities, Protective Life will be required to maintain a paying agent in a Place of Payment outside the United States where Debt Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section 9.2 of each Indenture.)

    Unless otherwise provided in the applicable Prospectus Supplement, Debt Securities in registered form will be transferable or exchangeable at the agency of Protective Life maintained for such purpose as designated by Protective Life from time to time. (Sections 3.5 and 9.2 of each Indenture.) Debt Securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection therewith. (Section 3.5 of each Indenture.)

GLOBAL DEBT SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Registered Global Security") that will be deposited with a depository (the "Depository") or with a nominee for the Depository identified in the applicable Prospectus Supplement. In such a case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such Registered Global Security or Securities. (Section 3.3 of each Indenture.) Unless and until it is exchanged in whole or in part for Debt Securities in definitive certificated form, a Registered Global Security may not be transferred or exchanged except as a whole by the Depository for such Registered Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any such nominee to a successor Depository for such series or a nominee of such successor Depository and except in the circumstances described in the applicable Prospectus Supplement. (Section 3.5 of each Indenture.)

    The specific terms of the depository arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the applicable Prospectus Supplement. Protective Life expects that the following provisions will apply to depository arrangements.

    Upon the issuance of any Registered Global Security, and the deposit of such Registered Global Security with or on behalf of the Depository for such Registered Global Security, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Registered Global Security to the accounts of institutions ("participants") that have accounts with the Depository or its nominee. The accounts to be credited will be designated by the underwriters or agents engaging in the distribution of such Debt Securities or by Protective Life, if such Debt Securities are offered and sold directly by Protective Life. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such Registered Global Security will be shown on, and the transfer of such beneficial interests will be effected only through, records maintained by the Depository for such Registered Global Security or by its nominee. Ownership of beneficial interests in such Registered Global Security by persons that hold through participants will be shown on, and the transfer of such beneficial interests within such participants will be effected only through, records maintained by such participants. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such Registered Global Securities.

    So long as the Depository for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under each Indenture. (Section 3.8 of each Indenture.) Unless otherwise specified in the applicable Prospectus Supplement and except as specified below, owners of beneficial interests in such Registered Global Security will not be entitled to have Debt Securities of the series represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the holders thereof for any purposes under the relevant Indenture. (Section 3.5 of each Indenture.) Accordingly, each person owning a beneficial interest in such Registered Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the relevant Indenture. The Depository may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder is entitled to give or take under the relevant Indenture. Protective Life understands that, under existing industry practices, if Protective Life requests any action of holders or any owner of a beneficial interest in such Registered Global Security desires to give any notice or take any action a holder is entitled to give or take under the relevant Indenture, the Depository would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Unless otherwise specified in the applicable Prospectus Supplement, payments with respect to principal, premium, if any, and interest, if any, on Debt Securities represented by a Registered Global Security registered in the name of a Depository or its nominee will be made to such Depository or its nominee, as the case may be, as the registered owner of such Registered Global Security.

    Protective Life expects that the Depository for any Debt Securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depository. Protective Life also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names", and will be the responsibility of such participants. None of Protective Life, the respective Trustees or any agent of Protective Life or the respective Trustees shall have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests of a Registered Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. (Section 3.8 of each Indenture.)

    Unless otherwise specified in the applicable Prospectus Supplement, if the Depository for any Debt Securities represented by a Registered Global Security notifies Protective Life that it is unwilling or unable to continue as Depository and a successor Depository is not appointed by Protective Life within 90 days, Protective Life will issue such Debt Securities in definitive certificated form in exchange for such Registered Global Security. In addition, Protective Life may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Registered Global Securities and, in such event, will issue Debt Securities of such series in definitive certificated form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. (Section 3.5 of each Indenture.)

    The Debt Securities of a series may also be issued in whole or in part in the form of one or more bearer global securities (a "Bearer Global Security") that will be deposited with a depository, or with a nominee for such depository, identified in the applicable Prospectus Supplement. Any such Bearer Global Securities may be issued in temporary or permanent form. (Section 3.4 of each Indenture.) The specific terms and procedures, including the specific terms of the depository arrangement, with respect to any portion of a series of Debt Securities to be represented by one or more Bearer Global Securities will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER OR SALE BY PROTECTIVE LIFE

    Protective Life shall not consolidate with or merge into any other corporation or sell its assets substantially as an entirety, unless (i) the corporation formed by such consolidation or into which Protective Life is merged or the corporation which acquires its assets is organized in the United States and expressly assumes all of the obligations of Protective Life under each Indenture, (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have happened and be continuing and (iii) if, as a result of such transaction, properties or assets of Protective Life would become subject to a mortgage, pledge, lien, security interest or other encumbrance not permitted by the Debt Securities of any series, Protective Life or its successor shall take steps necessary to secure such Debt Securities equally and ratably with all indebtedness secured thereby. Upon any such consolidation, merger or sale, the successor corporation formed by such consolidation, or into which Protective Life is merged or to which such sale is made, shall succeed to, and be substituted for Protective Life under each Indenture. (Section 7.1 of each Indenture.)

EVENTS OF DEFAULT, NOTICE AND CERTAIN RIGHTS ON DEFAULT

    Each Indenture provides that, if an Event of Default specified therein occurs with respect to the Debt Securities of any series and is continuing, the Trustee for such series or the holders of 25% in aggregate principal amount of all of the outstanding Debt Securities of that series, by written notice to Protective Life (and to the Trustee for such series, if notice is given by such holders of Debt Securities), may declare the principal of (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount specified in the Prospectus Supplement) and accrued interest on all the Debt Securities of that series to be due and payable (provided, with respect to any Debt Securities (including Subordinated Debentures) issued under the Subordinated Indenture, that the payment of principal and interest on such Debt Securities shall remain subordinated to the extent provided in Article 12 of the Subordinated Indenture). (Section 5.2 of each Indenture.)

    Events of Default with respect to Debt Securities of any series are defined in each Indenture as being: (a) default for 30 days in payment of any interest on any Debt Security of that series or any coupon appertaining thereto or any additional amount payable with respect to Debt Securities of such series as specified in the applicable Prospectus Supplement when due; (b) default in payment of principal, or premium, if any, at maturity or on redemption or otherwise, or in the making of a mandatory sinking fund payment of any Debt Securities of that series when due; (c) default for 60 days after notice to Protective Life by the Trustee for such series, or by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, in the performance of any other agreement in the Debt Securities of that series, in the Indenture or in any supplemental indenture or board resolution referred to therein under which the Debt Securities of that series may have been issued; (d) default in payment of principal relating to indebtedness of Protective Life and its consolidated subsidiaries for borrowed money having an aggregate principal amount exceeding $25 million, or other default resulting in acceleration of indebtedness of Protective Life and its consolidated subsidiaries for borrowed money where the aggregate principal amount so accelerated exceeds $25 million and such acceleration is not rescinded or annulled within 30 days after the written notice thereof to Protective Life by the Trustee or to Protective Life and the Trustee by the holders of 25% in aggregate principal amount of the Debt Securities of such series then outstanding, PROVIDED that such Event of Default will be remedied, cured or waived if the default that resulted in the acceleration of such indebtedness is remedied, cured or waived; and (e) certain events of bankruptcy, insolvency or reorganization of Protective Life or Protective Life Insurance. (Section 5.1 of each Indenture.) Events of Default with respect to a specified series of Debt Securities may be added to the Indenture and, if so added, will be described in the applicable Prospectus Supplement. (Sections 3.1 and 5.1(7) of each Indenture.)

    Each Indenture provides that the Trustee will, within 90 days after the occurrence of a Default with respect to the Debt Securities of any series, give to the holders of the Debt Securities of that series notice of all Defaults known to it unless such Default shall have been cured or waived; PROVIDED that except in the case of a Default in payment on the Debt Securities of that series, the Trustee may withhold the notice if and so long as the board of directors of Protective Life, the executive committee thereof or a committee of its Responsible Officers in good faith determines that withholding such notice is in the interests of the holders of the Debt Securities of that series. (Section 6.6 of each Indenture.) "Default" means any event which is, or after notice or passage of time or both, would be, an Event of Default. (Section 1.1 of each Indenture.)

    Each Indenture provides that the holders of a majority in aggregate principal amount of the Debt Securities of each series affected (with each such series voting as a class) may, subject to certain limited conditions, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee for such series, or exercising any trust or power conferred on such Trustee. (Section 5.8 of each Indenture.)

    Each Indenture includes a covenant that Protective Life will file annually with the Trustee a certificate as to Protective Life's compliance with all conditions and covenants of such Indenture. (Section 9.5 of each Indenture.)

    The holders of a majority in aggregate principal amount of any series of Debt Securities by written notice to the Trustee for such series may waive, on behalf of the holders of all Debt Securities of such series, any past Default or Event of Default with respect to that series and its consequences except a Default or Event of Default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security. (Section 5.7 of each Indenture.)

MODIFICATION OF THE INDENTURES

    Each Indenture contains provisions permitting Protective Life and the Trustee to enter into one or more supplemental indentures without the consent of the holders of any of the Debt Securities in order (i) to evidence the succession of another corporation to Protective Life and the assumption of the covenants of Protective Life by a successor to Protective Life; (ii) to add to the covenants of Protective Life or surrender any right or power of Protective Life; (iii) to add additional Events of Default with respect to any series of Debt Securities; (iv) to add or change any provisions to such extent as necessary to permit or facilitate the issuance of Debt Securities in bearer form; (v) to change or eliminate any provision affecting only Debt Securities not yet issued; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities; (viii) to evidence and provide for successor Trustees; (ix) if allowed without penalty under applicable laws and regulations, to permit payment in respect of Debt Securities in bearer form in the United States; (x) to correct any defect or supplement any inconsistent provisions or to make any other provisions with respect to matters or questions arising under such Indenture or to cure any ambiguity or correct any mistake, PROVIDED that any such action does not adversely affect the interests of any holder of Debt Securities of any series; or (xi) in the case of the Subordinated Indenture, to modify the subordination provisions thereof in a manner not adverse to the
holders  of  Subordinated  Debentures  of  any  series  (and  in  the  case   of
Subordinated   Debentures  issued  in  return  for  the  proceeds  of  Preferred
Securities of any series, not adverse to the holders of such Preferred Securities). (Section 8.1 of each Indenture.)

    Each Indenture also contains provisions permitting Protective Life and the Trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities affected by such supplemental indenture (with the Debt Securities of each series voting as a class), to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of such Indenture or any supplemental indenture or modifying the rights of the holders of Debt Securities of such series, except that, without the consent of the holder of each Debt Security so affected, no such supplemental indenture may: (i) change the time for payment of principal or premium, if any, or interest on any Debt Security; (ii) reduce the principal of, or any installment of principal of, or premium, if any, or interest on any Debt Security, or change the manner in which the amount of any of the foregoing is determined; (iii) reduce the amount of premium, if any, payable upon the redemption of any Debt Security; (iv) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount or Indexed Security; (v) change the currency or currency unit in which any Debt Security or any premium or interest thereon is payable; (vi) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (vii) reduce the percentage in principal amount of the outstanding Debt Securities affected thereby the consent of whose holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (viii) change the obligation of Protective Life to maintain an office or agency in the places and for the purposes specified in such Indenture; (ix) in the case of the Subordinated Indenture, modify the subordination provisions thereof in a manner adverse to the holders of Subordinated Debentures of any series (and in the case of Subordinated Debentures issued in return for the proceeds of Preferred Securities of any series, adverse to the holders of such Preferred Securities); or (x) modify the provisions relating to waiver of certain defaults or any of the foregoing provisions. (Section 8.2 of each Indenture.)

SUBORDINATION UNDER THE SUBORDINATED INDENTURE

    In the Subordinated Indenture, Protective Life will covenant and agree that any Debt Securities (including Subordinated Debentures) issued thereunder ("Subordinated Debt Securities") are subordinate and junior in right of payment to all Senior Indebtedness to the extent provided in the Subordinated Indenture. The Subordinated Indenture defines the term "Senior Indebtedness" as the principal, premium, if any, and interest on (i) all indebtedness of Protective Life, whether outstanding on the date of the issuance of Subordinated Debt Securities or thereafter created, incurred or assumed, which is for money borrowed, or evidenced by a note or similar instrument given in connection with the acquisition of any business, properties or assets, including securities,
(ii)  any indebtedness of others of the  kinds described in the preceding clause
(i) for the payment of which Protective Life is responsible or liable as guarantor or otherwise and (iii) amendments, renewals, extensions and refundings of any such indebtedness, unless in any instrument or instruments evidencing or securing such indebtedness or pursuant to which the same is outstanding, or in any such amendment, renewal, extension or refunding, it is expressly provided that such indebtedness is not superior in right of payment to Subordinated Debt Securities. The Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of the Senior Indebtedness or extension or renewal of the Senior Indebtedness.

    If (i) Protective Life defaults in the payment of any principal, or premium, if any, or interest on any Senior Indebtedness when the same becomes due and payable, whether at maturity or at a date fixed for prepayment or declaration or otherwise or (ii) an event of default occurs with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof and written notice of such event of default (requesting that payments on Subordinated Debt Securities cease) is given to Protective Life by the holders of Senior Indebtedness, then unless and until such default in payment or event of default shall have been cured or waived or shall have ceased to exist, no direct or indirect payment (in cash, property or securities, by set-off or otherwise) shall be made or agreed to be made on account of the Subordinated Debt Securities or interest thereon or in respect of any repayment, redemption, retirement, purchase or other acquisition of Subordinated Debt Securities.

    In the event of (i) any insolvency, bankruptcy, receivership, liquidation, reorganization, readjustment, composition or other similar proceeding relating to Protective Life, its creditors or its property, (ii) any proceeding for the liquidation, dissolution or other winding-up of Protective Life, voluntary or involuntary, whether or not involving insolvency or bankruptcy proceedings,
(iii) any assignment by Protective Life for the benefit of creditors or (iv) any other marshalling of the assets of Protective Life, all Senior Indebtedness (including, without limitation, interest accruing after the commencement of any such proceeding, assignment or marshalling of assets) shall first be paid in full before any payment or distribution, whether in cash, securities or other property, shall be made by Protective Life on account of Subordinated Debt Securities. In any such event, any payment or distribution, whether in cash, securities or other property (other than securities of Protective Life or any other corporation provided for by a plan of reorganization or a readjustment, the payment of which is subordinate, at least to the extent provided in the subordination provisions of the Subordinated Indenture with respect to the indebtedness evidenced by Subordinated Debt Securities, to the payment of all Senior Indebtedness at the time outstanding and to any securities issued in respect thereof under any such plan of reorganization or readjustment), which would otherwise (but for the subordination provisions) be payable or deliverable in respect of Subordinated Debt Securities (including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of Protective Life being subordinated to the payment of Subordinated Debt Securities) shall be paid or delivered directly to the holders of Senior Indebtedness, or to their representative or trustee, in accordance with the priorities then existing among such holders until all Senior Indebtedness shall have been paid in full. No present or future holder of any Senior Indebtedness shall be prejudiced in the right to enforce subordination of the indebtedness evidenced by Subordinated Debt Securities by any act or failure to act on the part of Protective Life.

    Senior Indebtedness shall not be deemed to have been paid in full unless the holders thereof shall have received cash, securities or other property equal to the amount of such Senior Indebtedness then outstanding. Upon the payment in full of all Senior Indebtedness, the holders of Subordinated Debt Securities shall be subrogated to all the rights of any holders of Senior Indebtedness to receive any further payments or distributions applicable to the Senior Indebtedness until all Subordinated Debt Securities shall have been paid in full, and such payments or distributions received by any holder of Subordinated Debt Securities, by reason of such subrogation, of cash, securities or other property which otherwise would be paid or distributed to the holders of Senior Indebtedness, shall, as between Protective Life and its creditors other than the holders of Senior Indebtedness, on the one hand, and the holders of Subordinated Debt Securities, on the other, be deemed to be a payment by Protective Life on account of Senior Indebtedness, and not on account of Subordinated Debt Securities.

    The Subordinated Indenture provides that the foregoing subordination provisions, insofar as they relate to any particular issue of Subordinated Debt Securities, may be changed prior to such issuance. Any such change would be described in the Prospectus Supplement relating to such Subordinated Debt Securities.

DEFEASANCE AND COVENANT DEFEASANCE

    If indicated in the applicable Prospectus Supplement, Protective Life may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as otherwise provided in the relevant Indenture) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the relevant Trustee (or other qualifying trustee), in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such Debt Securities to Maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, Protective Life must deliver to the Trustee an Officer's Certificate and an Opinion of Counsel to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such Opinion of Counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant Indenture. Additional conditions to defeasance include (x) delivery by Protective Life to the Trustee of an Officer's Certificate to the effect that neither such Debt Securities nor any other Debt Securities of the same series, if then listed on any securities exchange, will be delisted as a result of such defeasance, (y) no Event of Default with respect to such Debt Securities or any other Debt Securities occurring or continuing at the time of such defeasance or, in the case of certain bankruptcy Events of Default, at any time on or prior to the 90th day after the date of such defeasance and (z) such defeasance not resulting in the trust arising from the deposit of any moneys in respect of such defeasance constituting an "investment company" within the meaning of the Investment Company Act unless such trust shall be registered under such Act or exempt from registration thereunder. (Article 4 of each Indenture.) If indicated in the applicable Prospectus Supplement, in addition to obligations of the United States or an agency or instrumentality thereof, Government Obligations may include obligations of the government or an agency or instrumentality of the government issuing the currency or currency unit in which Debt Securities of such series are payable. (Sections 1.1 and 3.1 of each Indenture.)

    In addition, with respect to the Subordinated Indenture, in order to be discharged no event or condition shall exist that, pursuant to certain provisions described under "-- Subordination under the

Subordinated Indenture" above, would prevent Protective Life from making payments of principal of (and premium, if any) and interest on Subordinated Debt Securities and coupons appertaining thereto at the date of the irrevocable deposit referred to above. (Section 4.6 of the Subordinated Indenture.)

    Protective Life may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If Protective Life exercises its defeasance option, payment of such Debt Securities may not be accelerated because of a Default or an Event of Default. If Protective Life exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

THE TRUSTEES

    The Bank of New York is the Trustee under the Senior Indenture. AmSouth Bank N.A. is the Trustee under the Subordinated Indenture. Protective Life may also maintain banking and other commercial relationships with each of the Trustees and their affiliates in the ordinary course of business.

                DESCRIPTION OF CAPITAL STOCK OF PROTECTIVE LIFE

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


    The authorized capital stock of Protective Life is 84,000,000 shares, consisting of:



        (a) 3,850,000 shares of Preferred Stock, par value $1.00 per share, of which no shares are outstanding;



        (b) 150,000 shares of Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Junior Preferred Stock"), of which no shares are outstanding; and



        (c) 80,000,000 shares of Common Stock, par value $.50 per share (the "Common Stock"), of which 13,702,958 shares were outstanding as of March 31, 1994.


    In general, the classes of authorized capital stock are afforded preferences with respect to dividends and liquidation rights in the order listed above. The Board of Directors of Protective Life is empowered, without approval of the stockholders, to cause the Preferred Stock to be issued in one or more series, with the numbers of shares of each series and the rights, preferences and limitations of each series to be determined by it. The specific matters that may be determined by the Board of Directors include the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or of the entire class of Preferred Stock if none of such shares have been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof. The descriptions set forth below do not purport to be complete and are qualified in their entirety by reference to the Restated Certificate of Incorporation of Protective Life, as amended (the "Restated Certificate of Incorporation").


    No holders of any class of Protective Life's capital stock are entitled to preemptive rights.


PREFERRED STOCK

    The particular terms of any series of Preferred Stock offered hereby ("Offered Preferred Stock") will be set forth in the Prospectus Supplement relating thereto. The rights, preferences, privileges and restrictions, including dividend rights, voting rights, terms of redemption and liquidation preferences, of the Offered Preferred Stock of each series will be fixed or designated pursuant to a certificate of designation adopted by the Board of Directors or a duly authorized committee thereof. The description of the terms of a particular series of Offered Preferred Stock that will be set forth in a Prospectus Supplement does not purport to be complete and is qualified in its entirety by reference to the certificate of designation relating to such series.

JUNIOR PREFERRED STOCK

    The Junior Preferred Stock may be issued to holders of the Common Stock under certain circumstances pursuant to rights granted under Protective Life's Rights Agreement, dated July 13, 1987, entered into with AmSouth Bank N.A. (the "Share Purchase Rights Plan"). Protective Life can redeem the rights at $.01 per right (subject to adjustment to reflect any stock split, stock dividend or similar transaction) until the earlier of July 28, 1997 (expiration date of rights) or ten business days following a public announcement that 20% or more of the Common Stock has been acquired by one or more associated or affiliated persons. If, after the rights become exercisable, Protective Life becomes involved in a merger or certain other major corporate transactions, each right then outstanding (other than those held by the 20% holder) would entitle its holder to buy from Protective Life or its successor Common Stock of the acquiror or Protective Life or its successor worth twice the exercise price.

                 CERTAIN OTHER PROVISIONS OF PROTECTIVE LIFE'S
                     RESTATED CERTIFICATE OF INCORPORATION

    Protective Life's Restated Certificate of Incorporation contains a "fair price" provision which generally requires that certain "Business Combinations" with a "Related Person" (generally the beneficial owner of at least 20 percent of Protective Life's voting stock) be approved by the holders of at least 80 percent of Protective Life's voting stock and the holders of at least 67 percent of the voting stock held by stockholders other than such Related Person, unless
(a) the transaction is approved by at least a majority of the "Continuing Directors" of Protective Life, or (b) the Business Combination is either a "Reorganization" or a Business Combination in which Protective Life is the surviving corporation and, in either event, the cash or fair market value of the property, securities or other consideration to be received per share as a result of the Business Combination by holders of the Common Stock of Protective Life other than the Related Person is not less than the highest per share price (with appropriate adjustments for recapitalizations and for stock splits, stock dividends and like distributions) paid by such Related Person in acquiring any holdings of Protective Life's Common Stock either in or subsequent to the transaction or series of transactions by reason of which the Related Person became a Related Person. Protective Life's Restated Certificate of Incorporation defines "Business Combination" as (i) any Reorganization of Protective Life or a subsidiary of Protective Life, (ii) any sale, lease, exchange, transfer or other disposition, including without limitation a pledge, mortgage or any other security device, of all or any "Substantial Part" of the assets either of Protective Life or of a subsidiary of Protective Life, (iii) any sale, lease, exchange, transfer or other disposition of all or any "Substantial Part" of the assets of an entity to Protective Life or a subsidiary of Protective Life, (iv) the issuance of any securities of Protective Life or any subsidiary of Protective Life except if such issuance were a stock split, stock dividend or other distribution pro rata to all holders of the same class of voting stock,
(v) any recapitalization or reclassification of Protective Life's securities (including any reverse stock split) that would have the effect of increasing the voting power of an entity and (vi) any agreement, contract, plan or other arrangement providing for any of the transactions described in the definition of Business Transaction. "Continuing Director" is defined to mean a director who was a member of the Board of Directors of Protective Life immediately prior to the time such Related Person became a Related Person. "Substantial Part" is defined as more than 20 percent of the fair market value of the total assets of the corporation in question, as determined in good faith by a majority of the Continuing Directors as of the end of its most recent fiscal year ending prior to the time the determination is being made. "Reorganization" is defined to mean a merger, consolidation, plan of exchange, sale of all or substantially all of the assets (including, as pertains to a subsidiary of Protective Life, bulk reinsurance or cession of substantially all of its policies and contracts) or other form of corporate reorganization pursuant to which shares of voting stock, or other securities of the subject corporation, are to be converted or exchanged into cash or other property, securities or other consideration.

GENERAL

    The foregoing statements are summaries of certain provisions contained in the Restated Certificate of Incorporation of Protective Life, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. They do not purport to be complete statements of all the terms and provisions of the Restated Certificate of Incorporation, and reference is hereby made to the Restated Certificate of Incorporation for full and complete statements of such terms and provisions, including the definitions of certain terms used herein. Whenever reference has been made to the Restated Certificate of Incorporation, such Restated Certificate of Incorporation shall be deemed to be incorporated in such statements as a part thereof and such statements are qualified in their entirety by such reference.

    The transfer agent and registrar of the Common Stock is AmSouth Bank NA.

               DESCRIPTION OF PREFERRED SECURITIES OF PLC CAPITAL

    PLC Capital is authorized to issue from time to time Preferred Securities in one or more series, with such dividend rights, liquidation preferences, redemption provisions, voting rights and other rights, powers and duties as shall be established by the L.L.C. Agreement and written actions (the "Actions") taken, or to be taken, by the Managing Member establishing such rights, powers and duties (which Actions, when taken, constitute an amendment and supplement to, and become a part of, the L.L.C. Agreement). The L.L.C. Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and a copy of the Action relating to Preferred Securities of any series will be filed with the Commission at or prior to the time of the sale of the Preferred Securities of such series. Preferred Securities will be issued in registered form only.

    The Managing Member is authorized, subject to the provisions of the L.L.C. Agreement, to establish by Actions for each series of Preferred Securities, and the applicable Prospectus Supplement shall set forth with respect to such series: (i) the maximum number of Preferred Securities to constitute such series and the distinctive designation thereof; (ii) the dividend rate, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class of Membership Securities or on any other series of Preferred Securities, and whether such dividends shall be cumulative or noncumulative; (iii) whether the Preferred Securities of such series shall be subject to redemption, and, if so, the times, prices and other terms and conditions thereof; (iv) the rights of the holders of Preferred Securities of such series upon the dissolution, liquidation or winding-up of PLC Capital; (v) whether the Preferred Securities of such series shall be subject to a retirement or sinking fund, and, if so, the extent, terms and provisions relative to the operation thereof; (vi) whether the Preferred Securities of any series shall be convertible into, or exchangeable for, Membership Securities of any other class or series or securities of any other kind, including securities issued by Protective Life or any of its affiliates, and, if so, the price or rate of conversion or exchange and any method of adjusting the same; (vii) the limitations and restrictions, if any, to be applicable while any Preferred Securities of such series are outstanding upon the payment of dividends or making of other distributions on, and upon the purchase, redemption or other acquisition by PLC Capital of, Common Securities or any other class of Membership Securities or any other series of Preferred Securities ranking junior to the Preferred Securities of such series either as to dividends or upon liquidation; (viii) the conditions or restrictions, if any, upon the creation of indebtedness of PLC Capital or upon the issue of any additional Membership Securities (including additional Preferred Securities of such series or of any other series) ranking on a parity with or prior to the Preferred Securities of such series as to dividends or distributions of assets upon liquidation; (ix) the voting rights, if any, of Preferred Securities of such series; and (x) any other relative rights, powers and duties as shall not be inconsistent with the L.L.C. Agreement. In connection with the foregoing the Managing Member is authorized to take any action, including amendment of the L.L.C. Agreement, without the vote or approval of any holder of Preferred Securities (other than the requisite vote or approval, if any, of holders of any outstanding series of Preferred Securities to the extent provided in the Action relating to such series), including any Action to create under the provisions of the L.L.C. Agreement a class (or series of a class) or group of Membership Securities that was not previously outstanding.

    All Preferred Securities of any one series shall be identical with each other in all respects, except that Preferred Securities of any one series issued at different times may differ as to the dates from which dividends, if any, thereon shall be cumulative. All series of Preferred Securities shall rank equally and be identical in all respects, except as permitted by the L.L.C. Agreement provisions summarized in the preceding paragraph, and all Preferred Securities shall rank senior to the Common Securities both as to dividends and upon liquidation. The Common Securities are also subject to all the rights, powers and duties of the Preferred Securities as are established in the L.L.C. Agreement and as shall be established in any Actions of the Managing Member pursuant to the authority summarized in the preceding paragraph.

   DESCRIPTION OF CERTAIN CONTRACTUAL BACK-UP OBLIGATIONS OF PROTECTIVE LIFE

THE GUARANTEE OF CERTAIN PAYMENTS
    Protective Life, by an irrevocable and unconditional subordinated guarantee (the "Guarantee"), will agree, to the limited extent set forth herein and in the related Prospectus Supplement, to pay in full, to the holders of Preferred Securities of any series, the Guarantee Payments (as defined below), as and when due, regardless of any defense, right of set-off or counterclaim which PLC Capital may have or assert. The Guarantee will constitute a guarantee of payment and may be enforced by holders of Preferred Securities directly against Protective Life. The following payments to the extent not made by PLC Capital (the "Guarantee Payments") will be subject to the Guarantee (without duplication): (i) any accumulated and unpaid dividends which have theretofore been declared on the Preferred Securities of such series out of funds held by PLC Capital and legally available therefor; (ii) the redemption price (including all accumulated and unpaid dividends whether or not declared) payable, out of funds held by PLC Capital and legally available therefor, with respect to any Preferred Securities of such series called for redemption by PLC Capital; and
(iii) in the event of any dissolution, liquidation or winding-up of PLC Capital, the lesser of (a) the aggregate of the liquidation preference of the Preferred Securities of such series and all accumulated and unpaid dividends (whether or not declared) to the date of payment and (b) the amount of remaining assets of PLC Capital legally available to holders of Preferred Securities of such series. In addition, Protective Life will unconditionally and irrevocably guarantee, in the event of any exchange by PLC Capital of Preferred Securities for
Subordinated Debentures (to the extent permitted by the Action for such Preferred Securities), delivery of certificates representing the proper amount of such Subordinated Debentures in conformity with the Action for such series. Protective Life's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Protective Life to the holders of Preferred Securities of such series or by causing PLC Capital to pay such amounts to such holders. The Prospectus Supplement relating to a series of Preferred Securities will describe any additional covenants or other terms of the Guarantee with respect to such series. The Guarantee will rank PARI PASSU with Subordinated Debentures and, accordingly, will be subordinate and junior in right of payment to all Senior Indebtedness in a manner identical to that described under "Description of Debt Securities of Protective Life -- Subordination under the Subordinated Indenture."


    THE GUARANTEE IS NOT A GUARANTEE THAT ANY PARTICULAR DIVIDEND OR AMOUNT ON LIQUIDATION, DISSOLUTION OR WINDING UP WILL BE PAID; RATHER, THE GUARANTEE IS SOLELY A GUARANTEE OF PAYMENT OF DIVIDENDS, IF ANY, THAT ARE IN FACT DECLARED OUT OF FUNDS HELD BY PLC CAPITAL AND LEGALLY AVAILABLE THEREFOR, OF THE REDEMPTION PRICE PAYABLE, OUT OF FUNDS HELD BY PLC CAPITAL AND LEGALLY AVAILABLE THEREFOR, WITH RESPECT TO THE PREFERRED SECURITIES OF ANY SERIES CALLED FOR REDEMPTION BY PLC CAPITAL AND OF AMOUNTS, IF ANY, AVAILABLE FOR DISTRIBUTION TO THE HOLDERS OF THE PREFERRED SECURITIES OF ANY SERIES UPON LIQUIDATION, DISSOLUTION OR WINDING UP AFTER SATISFACTION OF ALL CREDITORS OF PLC CAPITAL.


SUBORDINATED DEBENTURES
    Protective Life will issue Subordinated Debentures to PLC Capital to evidence the loans to be made by PLC Capital of the proceeds of (i) Preferred Securities of each series and (ii) Common Securities and related capital contributions ("Common Securities Payments"). See "Description of Debt Securities of Protective Life" for a summary of the material provisions of the Subordinated Indenture, under which the Subordinated Debentures will be issued. References to provisions of the Subordinated Indenture in this Prospectus and in the relevant Prospectus Supplement are qualified in their entirety by reference to the text of the Subordinated Indenture, a form of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The aggregate dollar amount of the Subordinated

Debentures relating to Preferred Securities of any series will be set forth in the Prospectus Supplement for such series and will equal the aggregate liquidation preference of the Preferred Securities of such series, together with the related Common Securities Payments.

                              PLAN OF DISTRIBUTION

    Protective Life may sell any of the Debt Securities and Preferred Stock, and PLC Capital may sell any of the Preferred Securities, being offered hereby in any one or more of the following ways from time to time: (i) through agents;
(ii) to or through underwriters; (iii) through dealers; and (iv) directly by Protective Life or PLC Capital, as the case may be, to purchasers.

    The distribution of the Offered Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Offers to purchase Offered Securities may be solicited by agents designated by Protective Life or PLC Capital, as the case may be, from time to time. Any such agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by Protective Life or PLC Capital to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in such Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment. Any such agent may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold.

    If Offered Securities are sold by means of an underwritten offering, Protective Life and/or PLC Capital will execute an underwriting agreement with an underwriter or underwriters at the time an agreement for such sale is reached, and the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transaction, including commissions, discounts and any other compensation of the underwriters and dealers, if any, will be set forth in the Prospectus Supplement which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. If underwriters are utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at fixed public offering prices or at varying prices determined by the underwriter at the time of sale. Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by the managing underwriters. If any underwriter or underwriters are utilized in the sale of the Offered Securities, unless otherwise indicated in the Prospectus Supplement, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters with respect to a sale of Offered Securities will be obligated to purchase all such Offered Securities if any are purchased.

    If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, Protective Life or PLC Capital, as the case may be, will sell such Offered Securities to the dealer as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Any such dealer may be deemed to be an underwriter, as such term is defined in the Securities Act, of the Offered Securities so offered and sold. The name of the dealer and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

    Offers to purchase Offered Securities may be solicited directly by Protective Life or PLC Capital, as the case may be, and the sale thereof may be made by Protective Life or PLC Capital, as the case may be, directly to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale thereof. The terms of any such sales will be described in the Prospectus Supplement relating thereto.

    Agents, underwriters and dealers may be entitled under relevant agreements with Protective Life and/or PLC Capital to indemnification by Protective Life and/or PLC Capital against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, underwriters and dealers may be required to make in respect thereof.

    Agents, underwriters and dealers may be customers of, engage in transactions with, or perform services for, Protective Life and its subsidiaries (including PLC Capital) in the ordinary course of business.

    Offered Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for Protective Life or PLC Capital, as the case may be. Any remarketing firm will be identified and the terms of its agreement, if any, with Protective Life or PLC Capital and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the Offered Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with Protective Life to indemnification or contribution by Protective Life and/or PLC Capital against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for Protective Life and its subsidiaries (including PLC Capital) in the ordinary course of business.

    If so indicated in the applicable Prospectus Supplement, Protective Life or PLC Capital, as the case may be, may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase Offered Securities from Protective Life or PLC Capital, as the case may be, at the public offering prices set forth in the applicable Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on a specified date or dates. A commission indicated in the applicable Prospectus Supplement will be paid to underwriters, dealers and agents soliciting purchases of Offered Securities pursuant to Contracts accepted by Protective Life.

                                 LEGAL OPINIONS

    Unless otherwise indicated in the applicable Prospectus Supplement, the validity of any Offered Securities offered hereby and of the Guarantee and the Subordinated Debentures relating to any Preferred Securities of PLC Capital offered hereby will be passed upon for Protective Life and PLC Capital by Debevoise & Plimpton, 875 Third Avenue, New York, New York and for any underwriters or agents by Sullivan & Cromwell, 125 Broad Street, New York, New York. Debevoise & Plimpton and Sullivan & Cromwell may rely upon Richards, Layton & Finger, P.A., special Delaware counsel to Protective Life and PLC Capital, as to all matters of Delaware law relating to any Preferred Securities.

                                    EXPERTS

    The consolidated balance sheets of Protective Life as of December 31, 1993 and 1992 and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1993 and the related financial statement schedules which are incorporated by reference or included in Protective Life's Annual Report on Form 10-K for the year ended December 31, 1993 and which have been incorporated by reference in this Prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph with respect to changes in Protective Life's methods of accounting for certain investments in debt and equity securities in 1993 and postretirement benefits other than pensions in 1992, of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.


    With respect to the unaudited interim financial information for Protective Life Corporation and subsidiaries for the three-month periods ended March 31, 1994 and 1993 incorporated by reference in this Prospectus, the independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Registration Statement of which this Prospectus forms a part states that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.



    The financial statements of Wisconsin National Life Insurance Company as of December 31, 1992 and 1991, and for each of the years in the two year period ended December 31, 1992, incorporated by reference in or included in Protective Life's Current Report on Form 8-K, dated August 4, 1993, have been incorporated herein by reference in reliance upon the report of KPMG Peat Marwick, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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    NO  DEALER, SALESPERSON OR OTHER INDIVIDUAL  HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER HEREUNDER AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY PROTECTIVE LIFE CORPORATION, PLC
CAPITAL  L.L.C.  OR  THE  UNDERWRITERS.  THIS  PROSPECTUS  SUPPLEMENT  AND   THE
PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SERIES A PREFERRED SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF PROTECTIVE LIFE CORPORATION OR PLC CAPITAL L.L.C. SINCE THE DATE HEREOF.
                                ----------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT


                                                    PAGE
                                                    -----
PLC Capital L.L.C..............................         S-3
Protective Life Corporation....................         S-3
Certain Investment Considerations..............         S-6
Capitalization of Protective Life..............         S-8
Use of Proceeds................................         S-8
Selected Consolidated Financial Data of
  Protective Life Corporation..................         S-9
Terms of the Series A Preferred Securities.....        S-11
Description of the Guarantee...................        S-21
Description of the Series A Subordinated
  Debentures...................................        S-22
Certain Federal Income Tax Considerations......        S-26
ERISA Matters..................................        S-29
Underwriting...................................        S-30
Legal Opinions.................................        S-31
                  PROSPECTUS
Available Information..........................           2
Incorporation of Certain Documents by
  Reference....................................           2
Protective Life Corporation....................           3
PLC Capital L.L.C. ............................           4
Use of Proceeds................................           4
Ratios of Consolidated Earnings to Fixed
  Charges......................................           4
Description of Debt Securities of Protective
  Life.........................................           5
Description of Capital Stock of Protective
  Life.........................................          13
Certain Other Provisions of Protective Life's
  Restated Certificate of Incorporation........          14
Description of Preferred Securities of PLC
  Capital......................................          15
Description of Certain Contractual Back-Up
  Obligations of Protective Life...............          16
Plan of Distribution...........................          17
Legal Opinions.................................          18
Experts........................................          18



                         2,200,000 PREFERRED SECURITIES


                               PLC CAPITAL L.L.C.

                       GUARANTEED TO THE EXTENT SET FORTH
                                   HEREIN BY

                          PROTECTIVE LIFE CORPORATION

                                   % CUMULATIVE
                      MONTHLY INCOME PREFERRED SECURITIES,
                               SERIES A ("MIPS")

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                              GOLDMAN, SACHS & CO.
                           DEAN WITTER REYNOLDS INC.

                             KIDDER, PEABODY & CO.
                                            INCORPORATED

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

- - - --------------------------------------------------------------------------------
- - - --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth those expenses to be incurred by Protective Life in connection with the issuance and distribution of the securities being registered. Except for the Securities and Exchange Commission filing fee, all amounts shown are estimates.


Securities and Exchange Commission filing fee....................  $  60,345
Rating agency fees...............................................     75,000
Fees and expenses of Trustees....................................     25,000
Blue Sky and legal investment fees and expenses..................     25,000
Printing and engraving expenses..................................    250,000
Accountant's fees and expenses...................................     85,000
New York Stock Exchange filing fees..............................     73,700
Legal fees and expenses..........................................    350,000
Miscellaneous expenses...........................................     25,000
                                                                   ---------
    Total........................................................  $ 969,045
                                                                   ---------
                                                                   ---------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 6.5  of Article  VI  of Protective  Life's Restated  Certificate  of
Incorporation provides that Protective Life shall indemnify to the fullest extent permitted by law any person who is made or is threatened to be made a party or is involved in any action, suit, or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of Protective Life or was serving at the request of Protective Life as an officer, director, employee or agent of another corporation, partnership, joint venture, enterprise, or nonprofit entity.

    Protective Life is empowered by Section 145 of the Delaware General Corporation Law, subject to the proceedings and limitations stated therein, to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Protective Life) by reason of the fact that such person is or was an officer, employee, agent or director of Protective Life, or is or was serving at the request of Protective Life as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Protective Life may indemnify any such person against expenses (including attorneys' fees) in an action by or in the right of Protective Life under the same conditions, except that no indemnification is permitted without judicial approval if such person is adjudged to be liable to Protective Life. To the extent such person is successful on the merits or otherwise in the defense of any action referred to above, Protective Life must indemnify him against the expenses which he actually and reasonably incurred in connection therewith.

    Policies of insurance are maintained by Protective Life under which directors and officers of Protective Life are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

    As permitted by Section 102 (b)(7) of the Delaware General Corporation Law, Protective Life's Restated Certificate of Incorporation also provides that no director shall be personally liable to Protective

Life or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (i) for breach of the director's duty of loyalty to Protective Life or its stockholders, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing notation of law,
(iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

    Protective Life has entered into indemnity agreements with each of its directors which provide insurance protection in excess of the directors' and officers' liability insurance maintained by Protective Life and in force at the time up to $20 million and against certain liabilities excluded from such liability insurance. The agreements provide generally that, upon the happening of certain events constituting a change in control of Protective Life, Protective Life must obtain a $20 million letter of credit upon which the directors may draw for defense or settlement of any claim relating to performance of their duties as directors. Protective Life has similar agreements with certain of its executive officers under which Protective Life is required to provide up to $10 million in indemnification, although this obligation is not secured by a commitment to obtain a letter of credit.

ITEM 16.  EXHIBITS.

    See Index to Exhibits.

ITEM 17.  UNDERTAKINGS.

    (A)  RULE 415 OFFERING.

    The undersigned Registrants hereby undertake:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

           PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Protective Life pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        (3)  To remove from registration by  means of a post-effective amendment
    any  of  the  securities  being  registered  which  remain  unsold  at   the
    termination of the offering.

    (B) FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY REFERENCE.

    The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of Protective Life's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (C) RULE 430A OFFERING.

    The undersigned hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by Protective Life pursuant to Rule 424(b) (1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (D) ACCELERATION OF EFFECTIVENESS.

    Insofar as indemnifications for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, if any, of the registrant pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Protective Life of expenses incurred or paid by a director, officer or controlling person of Protective Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, PROTECTIVE LIFE CORPORATION CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON MAY 25, 1994.


                                          PROTECTIVE LIFE CORPORATION
                                          (Registrant)

                                          By:       /S/ DRAYTON NABERS, JR.
                                          --------------------------------------
                                                     Drayton Nabers, Jr.
                                                President and Chief Executive
                                                         Officer


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, PLC CAPITAL L.L.C. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BIRMINGHAM, STATE OF ALABAMA, ON MAY 25, 1994.


                                          PLC CAPITAL L.L.C.
                                          (Registrant)

                                          By PROTECTIVE LIFE CORPORATION
                                             as Managing Member

                                          By:       /S/ DRAYTON NABERS, JR.
                                          --------------------------------------
                                                     Drayton Nabers, Jr.
                                                President and Chief Executive
                                                         Officer

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES WITH PROTECTIVE LIFE CORPORATION AND THE MANAGING MEMBER
INDICATED:



                 SIGNATURES                                  TITLE                              DATE
- - - --------------------------------------------  -----------------------------------  ------------------------------
          /s/ DRAYTON NABERS, JR.             President and Chief Executive
     ----------------------------------        Officer (Principal Executive                 May 25, 1994
            Drayton Nabers, Jr.                Officer) and Director
             /s/ JOHN D. JOHNS                Executive Vice President and Chief
     ----------------------------------        Financial Officer (Principal                 May 25, 1994
               John D. Johns                   Financial Officer)
            /s/ JERRY W. DEFOOR               Vice President and Controller and
     ----------------------------------        Chief Accounting Officer                     May 25, 1994
              Jerry W. DeFoor                  (Principal Accounting Officer)
                     *
     ----------------------------------       Chairman of the Board and Director
           William J. Rushton III
                             *
     ----------------------------------       Director
               John W. Woods
                             *
     ----------------------------------       Director
          Crawford T. Johnson III
                             *
     ----------------------------------       Director
          William J. Cabaniss, Jr.
                             *
     ----------------------------------       Director
               H.G. Pattillo
                             *
     ----------------------------------       Director
             Edward L. Addison
                             *
     ----------------------------------       Director
            John J. McMahon, Jr.
                             *
     ----------------------------------       Director
               A.W. Dahlberg
                             *
     ----------------------------------       Director
             John W. Rouse, Jr.
                             *
     ----------------------------------       Director
              Robert T. David
                             *
     ----------------------------------       Director
            Ronald L. Kuehn, Jr.
                             *
     ----------------------------------       Director
             Herbert A. Sklenar
       *By       /s/ DEBORAH J. LONG
       ------------------------------
              Deborah J. Long
              Attorney-in-Fact
                May 25, 1994

                                 EXHIBIT INDEX


   EXHIBIT                                                                                                             PAGE
   NUMBER                                                  DESCRIPTION                                                  NO.
- - - -------------  ---------------------------------------------------------------------------------------------------     -----
   1(a)        Form of Underwriting Agreement -- Debt Securities..................................................
   1(b)        Form of Underwriting Agreement -- Preferred Stock..................................................
   1(c)        Form of Underwriting Agreement -- Preferred Securities.............................................
  *4(a)        1985 Restated Certificate of Incorporation of Protective Life Corporation (incorporated by reference to Exhibit 3(a) to Protective Life Corporation's Form 10-K Annual Report for the year ended December 31, 1993)
  *4(a)(1)     Certificate of Amendment of 1985 Restated Certificate of Incorporation of Protective Life
                Corporation (incorporated by reference to Exhibit 3(a)(1) to Protective Life Corporation's Form
                10-K Annual Report for the year ended December 31, 1993)
  *4(a)(2)     Certificate of Designation of Junior Participating Cumulative Preferred Stock of Protective Life
                Corporation filed with the Secretary of State of Delaware on July 14, 1987 (incorporated by reference to Exhibit A to Protective Life Corporation's Form 8-K Report filed July 15, 1987)
  *4(a)(3)     Certificate of Correction of Certificate of Designation of Junior
                Participating Cumulative Preferred Stock of the Company filed with the Secretary of State of
                Delaware on July 27, 1987 (incorporated by reference to Exhibit 3(a)(4) to Protective Life
                Corporation's Form 10-K Annual Report for the year ended December 31, 1987)
   4(a)(4)     Certificate of Amendment of 1985 Restated Certificate of Incorporation of Protective Life
                Corporation (incorporated by reference to Exhibit 3(a)(5) to Protective Life Corporation's Form
                10-Q Quarterly Report for the period ended March 31, 1994)........................................
  *4(b)        Amended By-Laws of Protective Life Corporation, as amended (incorporated by reference to Exhibit B to Protective Life Corporation's Form 8-K Report, filed May 18, 1983)
  *4(c)        Certificate of Formation of PLC Capital L.L.C.
   4(d)        Amended and Restated Limited Liability Company Agreement of PLC Capital L.L.C......................
   4(e)        Form of Action establishing the Series A Preferred Securities (included as Annex A to Exhibit
                4(d)).............................................................................................
   4(f)        Specimen Series A Preferred Security Certificate (included as Annex B to Exhibit 4(d)).............
  *4(g)        Form of Senior Indenture between Protective Life Corporation and The Bank of New York, as Trustee
  *4(h)        Form of Subordinated Indenture between Protective Life Corporation and AmSouth Bank N.A., as
                Trustee
  *4(i)        Form of Guarantee Agreement between Protective Life Corporation and PLC Capital L.L.C.
   4(j)        Form of Supplemental Indenture No. 1 to the Subordinated Indenture between Protective Life
                Corporation and AmSouth Bank N.A., as Trustee.....................................................
   4(k)        Specimen Series A Subordinated Debenture...........................................................
   5(a)        Opinion of Debevoise & Plimpton, counsel to Protective Life Corporation and PLC Capital L.L.C., as
                to legality of the Debt Securities, the Preferred Stock, the Guarantee and the Preferred
                Securities........................................................................................
   5(b)        Opinion of Richards, Layton & Finger, special Delaware counsel to Protective Life Corporation and
                PLC Capital, as to legality of the Preferred Securities...........................................
   8(a)        Opinion of Debevoise & Plimpton, as to United States tax matters...................................
  12(a)        Computation of Ratios of Consolidated Earnings to Fixed Charges....................................
  15(a)        Letter of Coopers & Lybrand........................................................................
  23(a)        Consent of Coopers & Lybrand.......................................................................
  23(b)        Consent of KPMG Peat Marwick.......................................................................
  23(c)        Consent of Debevoise & Plimpton (included in Exhibits 5(a) and 8(a))...............................
  23(d)        Consent of Richards, Layton & Finger (included in Exhibit 5(b))....................................
 *24(c)        Power of Attorney of Board of Directors
 *25(a)        Statement of Eligibility of Trustee on Form T-1 (The Bank of New York)
 *25(b)        Statement of Eligibility of Trustee on Form T-1 (AmSouth Bank N.A.)

- - - ------------------------
 *    Previously filed.